    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1999

                                                     1933 ACT FILE NO. 333-72709
                                                     1940 ACT FILE NO. 811-07946
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-2

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933                      [X]
                        PRE-EFFECTIVE AMENDMENT NO.                          [ ]
                        POST-EFFECTIVE AMENDMENT NO. 1                       [X]
                                    AND/OR
                       REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940                       [X]
                               AMENDMENT NO. 13                              [X]
                       (CHECK APPROPRIATE BOX OR BOXES)

                     EV CLASSIC SENIOR FLOATING-RATE FUND
              --------------------------------------------------
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
             ---------------------------------------------------
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 482-8260
      ------------------------------------------------------------------

                                ALAN R. DYNNER
                24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                ----------------------------------------------
                   (NAME AND ADDRESS OF AGENT FOR SERVICE)

    If any of the securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[ ] when declared effective pursuant
    to section 8(c)

[ ] immediately upon filing pursuant     [ ] 60 days after filing pursuant to
    to paragraph (b)                         paragraph (a)

[X] on March 17, 1999 pursuant to        [ ] on (date) pursuant to paragraph (a)
    paragraph (b)

If appropriate, check the following box:

[ ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _________________________.

    Senior Debt Portfolio has also executed this Registration Statement.
================================================================================

                     EV CLASSIC SENIOR FLOATING-RATE FUND

                            CROSS REFERENCE SHEET
                          ITEMS REQUIRED BY FORM N-2

PART A
ITEM NO.         ITEM CAPTION                         PROSPECTUS CAPTION
--------         ------------                         ------------------
 1. ...........  Outside Front Cover             Cover Page
 2. ...........  Inside Front and Outside Back   Cover Pages
                   Cover Page
 3. ...........  Fee Table and Synopsis          Shareholder and Fund Expenses
 4. ...........  Financial Highlights            Financial Highlights
 5. ...........  Plan of Distribution            Purchasing Shares;
                                                  Shareholder Account Features;
                                                  Sales Charges
 6. ...........  Selling Shareholders            Not Applicable
 7. ...........  Use of Proceeds                 Purchasing Shares; Investment
                                                 Policies and Risks
 8. ...........  General Description of the      Organization of the Fund;
                  Registrant                      Investment Policies and Risks
 9. ...........  Management                      Management of the Fund;
                                                  Organization of the Fund
10. ...........  Capital Stock, Long-Term Debt,  Organization of the Fund;
                  and Other Securities            Distributions and Taxes;
                                                  Shareholder Account Features
11. ...........  Defaults and Arrears on Senior  Not Applicable
                 Securities
12. ...........  Legal Proceedings               Not Applicable
13. ...........  Table of Contents of the        Table of Contents of the
                  Statement of Additional         Statement of Additional
                  Information                     Information

PART B                                                   STATEMENT OF
ITEM NO.         ITEM CAPTION                    ADDITIONAL INFORMATION CAPTION
--------         ------------                    ------------------------------
14. ...........  Cover Page                      Cover Page
15. ...........  Table of Contents               Table of Contents
16. ...........  General Information and         Management and Organization
                   History
17. ...........  Investment Objective and        Investment Policies and
                   Policies                        Risks; Investment
                                                   Restrictions
18. ...........  Management                      Management and Organization;
                                                   Investment Advisory and
                                                   Administrative Services
19. ...........  Control Persons and Principal   Control Persons and Principal
                   Holders of Securities           Holders of Shares
20. ...........  Investment Advisory and Other   Investment Advisory and
                   Services                        Administrative Services
21. ...........  Brokerage Allocation and Other  Portfolio Trading
                   Practices
22. ...........  Tax Status                      Taxes
23. ...........  Financial Statements            Financial Statements

                      EV CLASSIC SENIOR FLOATING-RATE FUND


                SUPPLEMENT TO THE PROSPECTUS DATED MARCH 17, 1999


1. The "ANNUAL FUND OPERATING EXPENSES" section of the table "Shareholder and Fund Expenses" currently is as follows:

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

Investment Advisory Fee                                                                 0.88%
Distribution Fee                                                                        0.00%
Interest Payments on Borrowed Funds                                                     0.01%
Other Expenses (including administration fees of .25% and service fees of .15%)         0.56%
Total Annual Fund Operating Expenses                                                    1.45%


2. The Investment Advisory Fee in the second paragraph of "Management of the Fund" currently is as follows:

"The Trustees of the Portfolio have voted to accept a waiver of BMR's compensation so that the aggregate advisory fees paid by the Portfolio under the advisory agreement during any fiscal year or portion thereof after the Fund begins to invest its assets in the Portfolio will not exceed on an annual basis:
(a) 0.95% of average daily gross assets of the Portfolio up to and including $1 billion; (b) 0.90% of average daily gross assets in excess of $1 billion up to and including $2 billion; (c) 0.85% of average daily gross assets in excess of $2 billion up to and including $7 billion; (d) 0.8375% of average daily gross assets in excess of $7 billion up to and including $10 billion; and (e) 0.8250% of average daily gross assets in excess of $10 billion."

3. The administration fee described in the sixth paragraph of "Management of the Fund" is not currently being waived.

4. The "DISTRIBUTION PLAN" section under "Sales Charges" currently is not in effect.

5. The address of the Fund, the Investment Adviser, Administrator and Principal Underwriter referred to in the prospectus is 24 Federal Street, Boston, Massachusetts until May 3, 1999.




March  17, 1999                                                           CSFRPS

[Logo]        Investing
EATON VANCE   for the                                         EV Classic Senior
-----------   21st                                            Floating-Rate Fund
              Century(R)


THE INVESTMENT OBJECTIVE OF EV CLASSIC SENIOR FLOATING-RATE FUND (THE "FUND") IS TO PROVIDE AS HIGH A LEVEL OF CURRENT INCOME AS IS CONSISTENT WITH THE PRESERVATION OF CAPITAL, BY INVESTING IN A PORTFOLIO PRIMARILY OF SENIOR SECURED FLOATING RATE LOANS ("SENIOR LOANS"). THE FUND IS A CONTINUOUSLY OFFERED, CLOSED-END, NON-DIVERSIFIED INVESTMENT COMPANY. SENIOR LOANS ARE TYPICALLY OF BELOW INVESTMENT GRADE QUALITY AND MAY HAVE BELOW INVESTMENT GRADE RATINGS, WHICH RATINGS ARE ASSOCIATED WITH SECURITIES HAVING HIGH RISK, SPECULATIVE CHARACTERISTICS. NEVERTHELESS, BECAUSE OF THE PROTECTIVE FEATURES OF SENIOR LOANS (BEING SENIOR IN A BORROWER'S CAPITAL STRUCTURE AND SECURED BY SPECIFIC COLLATERAL), THE INVESTMENT ADVISER BELIEVES, BASED ON ITS EXPERIENCE, THAT THESE RATINGS DO NOT NECESSARILY REFLECT THE TRUE RISK OF LOSS OF PRINCIPAL OR INTEREST.


Eaton Vance was one of the first investment advisers to manage a portfolio of Senior Loans in a publicly offered investment company, and has done so continuously since 1989. Senior Loan assets under management by Eaton Vance exceed $7 billion.


NO MARKET PRESENTLY EXISTS FOR THE FUND'S SHARES AND IT IS NOT CURRENTLY ANTICIPATED THAT A SECONDARY MARKET WILL DEVELOP FOR THEM. Fund shares are not readily marketable. To provide investor liquidity, the Fund ordinarily will make each MARCH, JUNE, SEPTEMBER and DECEMBER an offer to repurchase between 5% and 25% of the Fund's outstanding shares at net asset value. See "Repurchase Offers" at page 15.


                                             (continued on the following page)

   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION IN THIS PROSPECTUS

                                                       Page                                                     Page
--------------------------------------------------------------------------------------------------------------------

Shareholder and Fund Expenses                             3      Valuing Shares                                   13
Financial Highlights                                      4      Purchasing Shares                                13
Performance Information                                   5      Sales Charges                                    14
Investment Objective                                      6      Repurchase Offers                                15
Investment Policies and Risks                             6      Shareholder Account Features                     15
Organization of the Fund                                 11      Distributions and Taxes                          16
Management of the Fund                                   12
--------------------------------------------------------------------------------------------------------------------

                       Prospectus dated March 17, 1999


THIS PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE FUND AND THE SERVICES
           AVAILABLE TO SHAREHOLDERS. PLEASE SAVE IT FOR REFERENCE.

(continued from cover page)


Public Offering Information:                   Per Share(1)          Total(3)
--------------------------------------------------------------------------------
Public Offering Price                             $9.95           $6,980,500,000
Sales Loads(2)                                    None               None
Proceeds to the Fund                              $9.95           $6,980,500,000

----------
(1) The shares are offered on a best efforts basis at a price equal to their net asset value, which on March 11, 1999 was $9.95 per share.
(2) Because Eaton Vance Distributors, Inc. and its affiliates will pay all sales commissions to investment dealers from their own assets, the net proceeds of the offering will be available to the Fund for investment.
(3) Amounts are cumulative since the Fund commenced operations.
--------------------------------------------------------------------------------

A Statement of Additional Information dated March 17, 1999 for the Fund, as supplemented from time to time, has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information appears immediately below. The Statement of Additional Information is available without charge from the Fund, 255 State Street, Boston, MA 02109 (telephone
(800) 225-6265) (web site: www.eatonvance.com). The Statement of Additional Information is also available along with other Fund-related materials at the SEC's internet web set (http://www.sec.gov).


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                       Page                                                     Page
--------------------------------------------------------------------------------------------------------------------
Investment Policies and Risks                             2      Shareholder Account Information                  11
Investment Restrictions                                   4      Portfolio Trading                                13
Management and Organization                               5      Taxes                                            13
Control Persons and Principal Holders of Shares           9      Performance                                      14
Investment Advisory and Administrative Services           9      Financial Statements                             16
Other Service Providers                                  11      Appendix A: Corporate Bond Ratings              a-1
--------------------------------------------------------------------------------------------------------------------

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY. SHARES OF THE FUND INVOLVE INVESTMENT RISKS, INCLUDING FLUCTUATIONS IN VALUE AND THE POSSIBLE LOSS OF SOME OR ALL OF THE PRINCIPAL INVESTMENT.

SHAREHOLDER AND FUND EXPENSES

FEES AND EXPENSES. These tables describe the fees and expenses that you may pay if you buy and hold shares.


    Shareholder Fees (fees paid directly from your investment)


    ----------------------------------------------------------------------------
    Maximum Sales Charge (as a percentage of offering price)                None
    Dividend Reinvestment Fees                                              None
    Early Withdrawal Charge Imposed on Repurchase of Entire Account
      During the First Year (as a percentage of repurchase proceeds exclusive of all reinvestments and capital appreciation in
      the account)                                                         1.00%


    Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
    ----------------------------------------------------------------------------
    Investment Advisory Fee                                          0.43%
    Distribution Fee                                                 0.70%
    Interest Payments on Borrowed Funds                              0.01%
    Other Expenses*                                                  0.31%
    Total Annual Fund Operating Expenses                             1.45%

    ----------
    * Other Expenses includes a service fee of 0.15%.

NOTES: The Fund invests exclusively in Senior Debt Portfolio (the "Portfolio"). See "Organization of the Fund". The table and Example summarize the aggregate expenses of the Fund and the Portfolio and are designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. Information for the Fund is based on its expenses for the most recent fiscal year, adjusted for a revised advisory fee waiver, complete waiver of administration fees and addition of a distribution fee. If the distribution fee were eliminated, the investment advisory fee and administration fee waivers would be reduced by the same aggregate amount. It is possible that the Trustees of the Fund or Portfolio could reduce or eliminate these waivers even if the distribution fee remained the same, which would increase Fund expenses. See "Management of the Fund".

EXAMPLE. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other investment companies. The Example assumes that you invest $1,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



              1 Year                           3 Years                         5 Years                         10 Years
-----------------------------------------------------------------------------------------------------------------------
                $25                              $46                             $79                             $174

You would pay the following expenses if you did not redeem your shares:

              1 Year                           3 Years                         5 Years                         10 Years
-----------------------------------------------------------------------------------------------------------------------
                $15                              $46                             $79                             $174

FINANCIAL HIGHLIGHTS
The following information should be read in conjunction with the audited financial statements that appear in the Fund's annual report to shareholders. The Fund's financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants, as experts in accounting and auditing. The financial statements and the independent auditors' report are incorporated by reference into the Statement of Additional Information. Further information regarding the performance of the Fund is contained in its annual report to shareholders which may be obtained without charge by contacting the principal underwriter.

                                                                   Year Ended December 31,
                                           -----------------------------------------------------------------------------
                                            1998                     1997                    1996                  1995*
-------------------------------------------------------------------------------------------------------------------------

Net asset value -- beginning of year       $ 9.970                 $ 9.970                 $ 9.990               $ 10.000
                                           -------                 -------                 -------               --------

Income (loss) from operations
Net investment income                      $ 0.664                 $ 0.660                 $ 0.667               $  0.634
Net realized and unrealized gain
(loss)                                      (0.010)                  0.001(2)               (0.021)                (0.008)(2)
                                           -------                 -------                 -------               --------
Total income from operations               $ 0.654                 $ 0.661                 $ 0.646               $  0.626
                                           -------                 -------                 -------               --------

Less distributions
From net investment income                 $(0.664)                $(0.661)                $(0.666)              $ (0.633)
From net realized gain                        --                      --                      --                   (0.003)
                                           -------                 -------                 -------               --------
Total distributions                        $(0.664)                $(0.661)                $(0.666)              $ (0.636)
                                           -------                 -------                 -------               --------
Net asset value -- end of year             $ 9.960                 $ 9.970                 $ 9.970               $  9.990
                                           =======                 =======                 =======               ========
Total Return(1)                              6.76%                   6.83%                   6.67%                  6.42%

Ratios/Supplemental Data
Net assets, end of period
  (000's omitted)                       $3,250,417              $1,970,593              $1,316,849              $501,031
Ratios (As a percentage of average
daily net assets):
  Operating expenses(3)                      1.44%                   1.46%                   1.49%                  1.53%+
  Interest expense(3)                        0.01%                   0.01%                   0.04%                  0.13%+
  Net investment income                      6.61%                   6.60%                   6.61%                  7.04%+

Portfolio Turnover of the Portfolio            56%                     81%                     75%                    39%

  +  Annualized.

  * For the period from the start of business, February 24, 1995, to December 31, 1995.
(1) Total return is calculated assuming a purchase at the net asset value on the first day and a sale at the net asset value on the last day of each period reported. Dividends and distributions, if any, are assumed reinvested at the net asset value on the reinvestment date. Total return is not computed on an annualized basis.
(2) The per share amounts are not in accord with the net realized and unrealized gain (loss) for the period because of the timing of sales of Fund shares and the amount of the per share realized and unrealized gains and losses at such time.
(3) Includes the Fund's share of the Portfolio's allocated expenses.


PERFORMANCE INFORMATION
The following bar chart and table provide information about the Fund's performance including a comparison of the Fund's performance to the performance of a representative index of tradable, senior, secured, U.S. dollar-denominated leveraged loans. Although past performance is no guarantee of future results, this performance information demonstrates that the value of your investment will change. The bar chart provides the annual total returns for the Fund for the period February 24, 1995 through December 31, 1998, and the annual total returns for another investment company that invests in the Portfolio for the period prior to February 24, 1995. The predecessor total return has not been adjusted to reflect differences in operating expenses between the Fund and such other investment company. If such adjustments were made, the performance would have been lower.


1989                3.6%
1990                9.6%
1991                7.8%
1992                6.2%
1993                5.3%
1994                6.1%
1995                7.4%
1996                6.7%
1997                6.8%
1998                6.8%


The Fund's highest quarterly total return was 3.0% for the quarter ended December 31, 1989, and its lowest quarterly return was 0.7% for the quarter ended March 31, 1993.

                                                                                          One         Five      Life of
Average Annual Total Returns as of December 31, 1998                                      Year       Years        Fund
-----------------------------------------------------------------------------------------------------------------------
Fund Shares                                                                               5.8%        6.7%        7.0%
Donaldson, Lufkin & Jenrette Leveraged Loan Index                                         5.6%        8.2%        N/A

Fund returns reflect the applicable early withdrawal charge in the first year. The performance shown above for the period prior to February 24, 1995, is the performance of another investment company that invests in the Portfolio (not adjusted for differences in the expenses). The Donaldson, Lufkin & Jenrette Leveraged Loan Index (the "DLJ Index") is a representative index of tradable, senior, secured, U.S. dollar-denominated leveraged loans. Investors cannot invest directly in an index. Source: Donaldson, Lufkin & Jenrette. The DLJ Index commenced in January 1992.

INVESTMENT OBJECTIVE
EV Classic Senior Floating-Rate Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital, by investing in a portfolio primarily of senior secured floating rate loans ("Senior Loans"). The Fund currently seeks to achieve its objective by investing its assets in the Senior Debt Portfolio (the "Portfolio"), a separate closed-end, non-diversified investment company with the same investment objective as the Fund. There is no assurance that the Fund's objective will be achieved. An investment in shares of the Fund is not a complete investment program.

Senior Loans are made to corporations, partnerships and other business entities ("Borrowers") which operate in various industries and geographical regions. Senior Loans pay interest at rates which are redetermined periodically on the basis of a floating base lending rate plus a premium. Senior Loans hold the most senior position in the capital structure of the Borrower, are secured with specific collateral (discussed below) and will have a claim on the assets of the Borrower that is senior to that of subordinated debt, preferred stock and common stock of the Borrower. Investment in floating rate instruments is expected to minimize changes in the underlying principal value of Senior Loans, and therefore the Fund's net asset value, resulting from changes in market interest rates. Nevertheless, the Fund's net asset value and distribution rate will vary, and may be affected by several factors, including changes in the credit quality of the Borrowers underlying Senior Loans. Some Borrowers default on their Senior Loan payments. The Portfolio attempts to manage these risks through portfolio diversification and ongoing analysis and monitoring of Borrowers.

The Portfolio's investment adviser is Boston Management and Research (the "Investment Adviser" or "BMR"), a wholly-owned subsidiary of Eaton Vance Management ("Eaton Vance"), and Eaton Vance is the administrator (the "Administrator") of the Fund. The offices of the Investment Adviser and the Administrator are located at 255 State Street, Boston, MA 02109.

INVESTMENT POLICIES AND RISKS


GENERAL COMPOSITION OF THE PORTFOLIO
In normal market conditions, at least 80% of the Portfolio's total assets will be invested in interests in Senior Loans (either as an original Lender or as a purchaser of an Assignment or Participation, each as defined below) of domestic or foreign Borrowers (so long as foreign loans are U.S. dollar-denominated and payments of interest and repayments of principal are required to be made in U.S. dollars). Up to 20% of the Portfolio's total assets may be held in cash, invested in investment grade short-term debt obligations, and invested in loan interests that are not fully secured ("Unsecured Loans"). If BMR determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may invest up to 100% of its assets in cash and high quality, short-term debt securities. While temporarily invested, the Portfolio may not achieve its investment objective.


It is anticipated that the proceeds of the Senior Loans in which the Portfolio will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt, preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets (discussed below). Senior Loans are secured by specific collateral.

In order to borrow money pursuant to a Senior Loan, a Borrower will frequently, for the term of the Senior Loan, pledge collateral, including but not limited to, (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Senior Loans made to non-public companies, the company's shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In certain instances, a Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. The Portfolio will not invest in a Senior Loan unless, at the time of investment, BMR determines that the value of the collateral equals or exceeds the aggregate outstanding principal amount of the Senior Loan.


The Portfolio is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. Senior Loans typically have a stated term of between five and nine years, and have rates of interest which typically are redetermined either daily, monthly, quarterly or semi-annually. Senior Loans generally pay interest at rates which are redetermined periodically by reference to a base lending rate, plus a premium. These base lending rates generally are the prime rate offered by one or more major United States banks (the "Prime Rate"), the London Inter-Bank Offered Rate ("LIBOR"), the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders. Longer interest rate reset periods generally increase fluctuations in the Fund's net asset value as a result of changes in market interest rates. The Senior Loans held by the Portfolio will have a dollar-weighted average period until the next interest rate adjustment of approximately 90 days or less. As a result, as short-term interest rates increase, interest payable to the Portfolio from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Portfolio from its investments in Senior Loans should decrease. The Portfolio may utilize certain investment practices to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In the experience of BMR over the last decade, because of prepayments the average life of Senior Loans has been two to three years. As of March 11, 1999, the Portfolio had a dollar weighted average period to adjustment of approximately 45 days.


The Portfolio may purchase and retain in its portfolio a Senior Loan where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy reorganization proceedings or other forms of debt restructuring. Such investments may provide opportunities for enhanced income as well as capital appreciation. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan.

The Fund and the Portfolio have adopted certain fundamental investment restrictions set forth in the Statement of Additional Information which may not be changed unless authorized by a shareholder and an interestholder vote, respectively. Except for such restrictions, the investment objective and policies of the Fund and the Portfolio may be changed by the Trustees of the Fund and the Portfolio without obtaining the approval of Fund shareholders.

CERTAIN CHARACTERISTICS OF SENIOR LOANS
A Senior Loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the "Agent") for a lending syndicate of financial institutions ("Lenders"). The Agent typically administers and enforces the Senior Loan on behalf of the other Lenders in the syndicate. In addition, an institution, typically but not always the Agent, holds any collateral on behalf of the Lenders.

Senior Loans include senior secured floating rate loans and institutionally traded senior secured floating rate debt obligations issued by an asset-backed pool, and interests therein. Loan interests generally take the form of direct interests acquired during a primary distribution and may also take the form of participation interests in, assignments of, or novations of a Senior Loan acquired in secondary markets. Such loan interests may be acquired from U.S. or foreign commercial banks, insurance companies, finance companies or other financial institutions who have made loans or are members of a lending syndicate or from other holders of loan interests.

The Portfolio may purchase "Assignments" from Lenders. The purchase of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

The Portfolio also may invest without limit in "Participations". Participations by the Portfolio in a Lender's portion of a Senior Loan typically will result in the Portfolio having a contractual relationship only with such Lender, not with the Borrower. As a result, the Portfolio may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by such Lender of such payments from the Borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Portfolio may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Portfolio may be treated as a general creditor of such Lender. The selling Lenders and other persons interpositioned between such Lenders and the Portfolio with respect to such Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.


The Portfolio will only acquire Participations if the Lender selling the Participation, and any other persons interpositioned between the Portfolio and the Lender, at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa or P-3 or higher by Moody's Investors Service, Inc. ("Moody's") or comparably rated by another nationally recognized rating agency (each a "Rating Agency")) or determined by BMR to be of comparable quality. Securities rated Baa by Moody's have speculative characteristics. Similarly, the Portfolio will purchase an Assignment or Participation or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to such Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade or determined by BMR to be of comparable quality. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligations, i.e., it is neither highly protected nor poorly secured. Commercial paper rated A-3 by S&P indicates that S&P believes such obligations exhibit adequate protection parameters but that adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation and issues of commercial paper rated P-3 by Moody's are considered by Moody's to have an acceptable ability for repayment of short-term debt obligations but the effect of industry characteristics and market compositions may be more pronounced. A description of the corporate bond ratings of Moody's and S&P is included as Appendix A to the Statement of Additional Information.


OTHER INVESTMENTS
As stated above, up to 20% of the Portfolio's total assets may be held in cash, invested in short-term debt obligations, and invested in interests in Unsecured Loans. The Portfolio will invest in only those Unsecured Loans that have been determined by BMR to have a credit quality at least equal to that of the collateralized Senior Loans in which the Portfolio primarily invests. Should the Borrower of an Unsecured Loan default on its obligation there will be no specific collateral on which the Portfolio can foreclose, although the Borrower will typically have asset value believed by BMR at the time of purchase of the Unsecured Loans to exceed the amount of the loan. The short-term debt obligations in which the Portfolio may invest include, but are not limited to, interests in senior Unsecured Loans with a remaining maturity of one year or less ("Short-Term Loans"), certificates of deposit, commercial paper, short-term and medium-term notes, bonds with remaining maturities of less than five years, obligations issued by the U.S. Government or any of its agencies or instrumentalities and investments in Senior Loans. All of such other debt instruments will be investment grade. Downgraded securities may be retained by the Portfolio.

The Portfolio may acquire warrants and other equity securities as part of a unit combining a Senior Loan and equity securities of a Borrower or its affiliates. The acquisition of such equity securities will only be incidental to the Portfolio's purchase of a Senior Loan. The Portfolio may also acquire equity securities issued in exchange for a Senior Loan or issued in connection with the debt restructuring or reorganization of a Borrower, or if such acquisition, in the judgment of BMR, may enhance the value of a Senior Loan or would otherwise be consistent with the Portfolio's investment policies.

BORROWINGS AND LEVERAGE
The Portfolio may from time to time (i) borrow money on a secured or unsecured basis at variable or fixed rates, and (ii) issue indebtedness such as commercial paper, bonds, debentures, notes or similar obligations or instruments. BMR expects that the Portfolio will do so to remain fully invested after accounting for anticipated cash infusions from the prepayment of Senior Loans and the sale of Fund shares, and cash outflows from the fulfillment of settlement obligations (including the funding of revolving Senior Loans) and the repurchase of Fund shares. The Portfolio may also borrow and issue debt for the purpose of acquiring additional income-producing investments when it believes that the interest payments and other costs with respect to such borrowings or indebtedness will be exceeded by the anticipated total return (a combination of income and appreciation) on such investments. Successful use of a leveraging strategy depends on BMR's ability to predict correctly interest rates and market movements. Historically, the Portfolio has not used leverage for investment purposes. There is no assurance that a leveraging strategy will be successful.

As prescribed by the 1940 Act, the Portfolio will be required to maintain specified asset coverages of at least 300% with respect to any bank borrowing or issuance of indebtedness immediately following any such borrowing or issuance and on an ongoing basis as a condition of declaring dividends and repurchasing shares. The Portfolio's inability to make distributions as a result of these requirements could cause the Fund to fail to qualify as a regulated investment company and/or subject the Fund to income or excise taxes. The Portfolio may be required to dispose of portfolio investments on unfavorable terms if market fluctuations or other factors reduce the required asset coverage to less than the prescribed amount. The Portfolio may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. The issuance of additional classes of debt involves offering expenses and other costs and may limit the Portfolio's freedom to pay dividends or to engage in other activities. Any such borrowing or debt issuance is a speculative technique in that it will increase the Portfolio's exposure to capital risk. The Portfolio may also borrow for temporary, extraordinary or emergency purposes.

ADDITIONAL RISK CONSIDERATIONS
The Fund is subject to numerous investment risks. The Fund is not a money market fund and its net asset value will fluctuate, reflecting any fluctuations in the Portfolio's net asset value.

CREDIT RISK. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Portfolio, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Portfolio. Although, with respect to Senior Loans, the Portfolio generally will invest only in Senior Loans that BMR believes are secured by specific collateral the value of which equals or exceeds the principal amount of the Senior Loan at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of a Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. Some Senior Loans in which the Portfolio may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Portfolio, including, in certain circumstances, invalidating such Senior Loans.

Senior Loans in which the Portfolio will invest often are not rated by a Rating Agency, will not be registered with the SEC or any state securities commission and will not be listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. In evaluating the creditworthiness of Borrowers, BMR will consider, and may rely in part, on analyses performed by others. Borrowers may have outstanding debt obligations that are rated below investment grade by a Rating Agency. More recently, such Rating Agencies have begun rating Senior Loans and many Senior Loans have been assigned a rating below investment grade. The Portfolio will invest in such Senior Loans. Debt securities which are unsecured and rated below investment grade are viewed by the Rating Agencies as having speculative characteristics and are commonly known as "junk bonds". A description of the ratings of corporate bonds by Moody's and S&P is included as Appendix A to the Statement of Additional Information. Because of the protective features of Senior Loans (being senior and secured by specific collateral), BMR believes, based on its experience, that these ratings do not necessarily reflect the true risk of loss of principal or interest on a Senior Loan. For example, BMR believes that Senior Loans tend to have more favorable loss recovery rates as compared to most other types of below investment grade debt obligations. Accordingly, BMR generally does not take ratings into account when determining whether to invest in a Senior Loan and, in any event, does not view ratings as a determinative factor in its investment decisions. As a result, the Portfolio is more dependent on BMR's credit analysis abilities than a fund that invests in other types of debt securities.


Securities rated below investment grade or unrated securities of comparable quality ("lower quality securities") are subject to the risk of an issuer's inability to meet principal and interest payments on the obligations (credit risk) and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (market risk). The prices of lower quality securities are also more likely to react to real or perceived developments affecting market and credit risk than are prices of investment grade quality securities ("higher quality securities"), which react primarily to movements in the general level of interest rates. Senior Loans issued in connection with mergers, acquisitions, leveraged buy-outs, recapitalizations and other highly leveraged transactions, pose a higher risk of default or bankruptcy of the issuer than other higher quality debt securities, particularly during periods of deteriorating economic conditions and contraction in the credit markets. The investments in the Portfolio will have speculative characteristics, and companies obligated by such debt are generally more vulnerable in an economic downturn.


INTEREST RATE RISK. When interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, the Fund's management expects the Portfolio's policy of acquiring interests in floating rate Senior Loans to minimize fluctuations in net asset value as a result of changes in market interest rates. However, because floating rates on Senior Loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's net asset value. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund's net asset value.

FOREIGN SECURITIES. Although the Portfolio will only invest in U.S. dollar-denominated income securities, the Portfolio may invest in Senior Loans and other debt securities of non-U.S. issuers. Investment in securities of non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments and the potential for political, social and economic adversity. The securities of some foreign issuers are less liquid and at times more volatile than securities of comparable U.S. issuers. Foreign settlement procedures and trade regulations may involve certain risks (such as delay in the payment or delivery of securities and interest or in the recovery of assets held abroad) and expenses not present in the settlement of domestic investments. There may be a possibility of nationalization or expropriation of assets, imposition of currency exchange controls, confiscatory taxation, political or financial instability, armed conflict and diplomatic developments which could affect the value of the Portfolio's investments in certain foreign countries. The Portfolio will not invest more than 35% of its net assets in foreign Senior Loans, and has no current intention to invest more than 10%.

LIQUIDITY RISK. Senior Loans, at present, are generally not readily marketable and are subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market may exist for many of the Senior Loans in which the Portfolio will invest. Where a secondary market exists, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Senior Loans are thus relatively illiquid, which illiquidity may impair the Portfolio's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. The Portfolio has no limitation on the amount of its assets which may be invested in securities which are not readily marketable or are subject to restrictions on resale. The substantial portion of the Portfolio's assets invested in Senior Loan interests may restrict the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price, and could result in capital losses. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund conducts repurchase offers for its shares, and may result in borrowings to meet short-term cash requirements. The Trustees of the Fund will consider the liquidity of the Portfolio's investments in determining the amount of quarterly repurchase offers.

REGULATORY CHANGES. To the extent that legislation or state or federal regulators that regulate certain financial institutions impose additional requirements or restrictions with respect to the ability of such institutions to make loans, particularly in connection with highly leveraged transactions, the availability of Senior Loans for investment by the Portfolio may be adversely affected. Further, such legislation or regulation could depress the market value of Senior Loans held by the Portfolio.

NON-DIVERSIFICATION. The Fund and the Portfolio have each registered as a "non-diversified" investment company under the Investment Company Act of 1940, as amended (the "1940 Act") so that, subject to its investment restrictions and in connection with federal income tax rules, with respect to 50% of its total assets, the Portfolio will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or single Lender, although it has no current intention to do so. The Portfolio will not invest more than 10% of the value of its assets in securities (including interests in Senior Loans) of any single Borrower. Moreover, the Portfolio may invest more than 10% (but not more than 25%) of its total assets in Senior Loan interests for which the same intermediate participant is interposed between the Portfolio and the Borrower. To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Portfolio will be more susceptible than a more widely diversified investment company to any single corporate, economic, political or regulatory occurrence.

SPECIAL INVESTMENT PRACTICES
The Portfolio may engage in the following investment practices to seek to enhance income or reduce investment risk, but has no current intention to do so.

INTEREST RATE AND OTHER HEDGING TRANSACTIONS. The Portfolio may purchase or sell derivative instruments (which are instruments that derive their value from another instrument, security or index) to seek to hedge against fluctuations in securities prices or interest rates. The Portfolio's transactions in derivative instruments may include the purchase or sale of futures contracts on securities, securities indices or other indices, other financial instruments; options on futures contracts; exchange-traded and over-the-counter options on securities or indices; index-linked securities; and interest rate swaps. The Portfolio's transactions in derivative instruments involve a risk of loss or depreciation due to: unanticipated adverse changes in securities prices, interest rates, the other financial instruments' prices; the inability to close out a position; default by the counterparty; imperfect correlation between a position and the desired hedge; tax constraints on closing out positions; and portfolio management constraints on securities subject to such transactions. The loss on derivative instruments (other than purchased options) may substantially exceed the Portfolio's initial investment in these instruments. In addition, the Portfolio may lose the entire premium paid for purchased options that expire before they can be profitably exercised by the Portfolio. Transaction costs will be incurred in opening and closing positions in derivative instruments. There can be no assurance that BMR's use of derivative instruments will be advantageous to the Portfolio.

The Portfolio may use interest rate swaps for risk management purposes and not as a speculative investment and would typically use interest rate swaps to shorten the average time to interest rate reset of the Portfolio. Interest rate swaps involve the exchange by the Portfolio with another party of their respective commitments to pay or receive interests, e.g., an exchange of fixed rate payments for floating rate payments. The use of interest rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. BMR has had limited experience in the use of interest rate swaps but has utilized other types of hedging techniques. If BMR is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Portfolio would be less favorable than what it would have been if this investment technique were never used.

SECURITIES LENDING. The Portfolio may seek to increase its income by lending portfolio securities to broker-dealers of other institutional borrowers. During the existence of a loan, the Portfolio will continue to receive the equivalent of the interest paid by the issuer on the securities loaned and will also receive a fee, or all or a portion of the interest on investment of the collateral, if any. However, the Portfolio may pay lending fees to such borrowers. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the securities loaned if the borrower of the securities fails financially. However, the loans will be made only to organizations deemed by BMR to be of good standing and when, in the judgement of the Portfolio's management, the consideration which can be earned from securities loans of this type, net of administrative expenses and any finders or other fees, justifies the attendant risk. The financial condition of the borrower will be monitored by BMR on an ongoing basis. The value of the securities loaned will not exceed 30% of the Portfolio's total assets.

REPURCHASE AGREEMENTS. The Portfolio may enter into repurchase agreements with member banks of the Federal Reserve System or primary dealers in U.S. Government securities. Under a repurchase agreement, the Portfolio buys securities at one price and simultaneously promises to sell back those securities at a higher price. The Portfolio's repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date is usually within seven days of the original purchase date. In all cases, BMR must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy of the other party to a repurchase agreement, the Portfolio might experience delays in recovering its cash. To the extent that, in the meantime, the value of the securities the Portfolio purchased may have declined, the Portfolio could experience a loss.

ORGANIZATION OF THE FUND
The Fund is organized as a business trust established under Massachusetts law pursuant to a Declaration of Trust dated August 5, 1993, as amended, and is registered under the 1940 Act. The Trustees of the Fund are responsible for the overall management and supervision of its affairs. The Fund currently has one class of shares of beneficial interest which may be issued in an unlimited number by the Trustees. Each share represents an equal proportionate beneficial interest in the Fund and, when issued and outstanding, the shares are fully paid and nonassessable by the Fund and may be repurchased only as described under "Repurchase Offers". There are no annual meetings of shareholders, but special meetings may be held as required by law to elect or remove Trustees and consider certain other matters. Because the Fund invests in the Portfolio, it may be asked to vote on certain Portfolio matters (like changes in certain Portfolio investment restrictions). When necessary, the Fund will hold a meeting of its shareholders to consider the Portfolio matter and then vote its interest in the Portfolio in proportion to the votes cast by its shareholders. The Fund can withdraw from the Portfolio at any time. Shareholders are entitled to one vote for each full share held. Fractional shares may be voted proportionately. Shares have no preemptive or conversion rights and are freely transferable. In the event of liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders.

The Fund's Declaration of Trust may not be amended without the affirmative vote of a majority of the outstanding shares of the Fund (or such greater vote as is described below under "Anti-Takeover Provisions"), except that the Declaration of Trust may be amended by the Trustees to change the name of the Fund, to make such other changes as do not have a materially adverse effect on the rights or interests of shareholders and to conform the Declaration of Trust to applicable federal laws or regulations. The Fund may be terminated
(i) upon the merger or consolidation with or sale of the Fund's assets to another company, if approved by the holders of two-thirds of the outstanding shares of the Fund, except that if the Trustees recommend such transaction, the approval by vote of the holders of a majority of the outstanding shares will be sufficient, or (ii) upon liquidation and distribution of the assets of the Fund, if approved by the holders of two-thirds of the Fund's outstanding shares, except that if the Trustees recommend such transaction, the approval by vote of the holders of a majority of the outstanding shares will be sufficient. If not so terminated, the Fund may continue indefinitely.


ANTI-TAKEOVER PROVISIONS. The Fund presently has certain anti-takeover provisions in its Declaration of Trust which are intended to limit, and could have the effect of limiting, the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions or to modify its structure. As indicated above, a two-thirds vote is required for certain transactions. The affirmative vote or consent of the holders of two-thirds of the shares of the Fund (a greater vote than that required by the 1940 Act and, in some cases, greater than the required vote applicable to business corporations under state law) is required to authorize the conversion of the Fund from a closed-end to an open-end investment company (except that if the Trustees recommend such conversion, the approval by vote of the holders of a majority of the outstanding shares will be sufficient) and the affirmative vote or consent of the holders of three-quarters of the shares of the Fund is required to authorize any of the following transactions (the "Transactions"): (i) merger or consolidation of the Fund with or into any corporation; (ii) issuance of any securities of the Fund to any person or entity for cash; (iii) sale, lease or exchange of all or any substantial part of the assets of the Fund to any entity or person (except assets having an aggregate fair market value of less than $1,000,000 or assets sold in the ordinary course of business); or (iv) sale, lease or exchange to the Fund, in exchange for securities of the Fund, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000) if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of 5% or more of the outstanding shares of the Fund. However, such vote or consent will not be required with respect to the Transactions if the Board of Trustees under certain conditions approves the Transaction. Further, the provisions of the Fund's Declaration of Trust relating to conversion of the Fund to an open-end investment company, the Transactions, the merger or consolidation with or sale of the Fund's assets, and the liquidation and distribution of the Fund's assets may not be amended without the affirmative vote or consent of two-thirds of the outstanding shares of the Fund. Reference is made to the Declaration of Trust of the Fund, on file with the SEC, for the full text of these provisions.


The foregoing provisions will make more difficult the conversion of the Fund to an open-end investment company and the consummation of the Transactions without the Trustees' approval, and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices, in the event that a secondary market for the Fund shares does develop, by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. However, the Board of Trustees has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid.

MASTER-FEEDER STRUCTURE. The Trustees of the Fund have considered the advantages and disadvantages of investing the assets of the Fund in the Portfolio, as well as the advantages and disadvantages of the two-tier format. The Trustees believe that the structure may offer opportunities for growth in the assets of the Portfolio, and may afford the potential for economies of scale for the Fund. The other investors in the Portfolio will affect its liquidity, and therefore, could reduce the amount of the Fund's repurchase offers.

MANAGEMENT OF THE FUND
The Portfolio engages BMR, a wholly-owned subsidiary of Eaton Vance, to manage the investments of the Portfolio and provide related office facilities, administrative services and personnel. In return, the Portfolio has agreed to pay BMR a monthly fee in the amount of 19/240 of 1% (equivalent to 0.95% annually) of the average daily gross assets of the Portfolio. Gross assets of the Portfolio are calculated by deducting all liabilities of the Portfolio except the principal amount of any indebtedness for money borrowed, including debt securities issued by the Portfolio.


The Trustees of the Portfolio have voted to accept a waiver of BMR's compensation so that the aggregate advisory fees paid by the Portfolio under the advisory agreement during any fiscal year or portion thereof after the Fund begins to invest its assets in the Portfolio will not exceed on an annual basis: (a) 0.50% of average daily gross assets of the Portfolio up to and including $1 billion; (b) 0.45% of average daily gross assets in excess of $1 billion up to and including $2 billion; (c) 0.40% of average daily gross assets in excess of $2 billion up to and including $7 billion; (d) 0.3875% of average daily gross assets in excess of $7 billion up to and including $10 billion; and (e) 0.375% of average daily gross assets in excess of $10 billion. The Portfolio paid BMR advisory fees equivalent to 0.88% of the Portfolio's average daily gross assets for the fiscal year ended December 31, 1998, when a different waiver schedule was in effect. BMR has informed the Fund that the waiver of BMR's advisory fees will be eliminated or reduced in the event that the distribution fee of certain funds investing in the Portfolio is eliminated or reduced. In addition, Eaton Vance will be paid an administration fee so that the Fund's total expenses remain the same provided, however, the Fund continues to qualify as a regulated investment company for federal income tax purposes. Such actions by Eaton Vance are expected to be sufficient to prevent an increase in the overall operating expenses borne by the Fund.

Eaton Vance, its affiliates and predecessor companies have been managing assets of individuals and institutions since 1924 and managing investment companies since 1931. BMR or Eaton Vance currently serves as the investment adviser to investment companies and various individual and institutional clients with combined assets under management of approximately $35 billion, of which approximately $33 billion is in investment companies, including over $7 billion in the Portfolio and an investment company that invests primarily in Senior Loans. Eaton Vance is a wholly-owned subsidiary of Eaton Vance Corp., a publicly-held holding company which through its subsidiaries and affiliates engages primarily in investment management, administration and marketing activities. The principal underwriter is a wholly-owned subsidiary of Eaton Vance.


Scott H. Page and Payson F. Swaffield, Vice Presidents of Eaton Vance and BMR, have acted as co-portfolio managers of the Portfolio since August 1, 1996. Messrs. Page and Swaffield have been employees of Eaton Vance for more than 5 years.

The Fund, the Portfolio and BMR have adopted Codes of Ethics relating to personal securities transactions. The Codes permit Eaton Vance personnel to invest in securities (including securities that may be purchased or held by the Portfolio) for their own accounts, subject to certain pre-clearance, reporting and other restrictions and procedures contained in such Codes.

Eaton Vance serves as administrator, providing the Fund with administrative services and related office facilities. In return, the Fund may pay Eaton Vance a monthly fee in the amount of 1/48 of 1% (equivalent to 0.25% annually) of the average daily gross assets of the Portfolio attributable to the Fund. For the fiscal year ended December 31, 1998, the amount of administration fees paid by the Fund to Eaton Vance was equal to 0.25% (annually) of the average daily gross assets of the Portfolio attributable to the Fund. Beginning May 1, 1999, Eaton Vance has agreed to waive its administration fees as long as the distribution fee described below is being paid by the Fund.


Like most investment companies, the Fund and the Portfolio rely on computers in conducting daily business and processing information. There is a concern that on January 1, 2000 some computer programs will be unable to recognize the new year and as a consequence computer malfunctions will occur. The Administrator is taking steps that it believes are reasonably designed to address this potential problem and to obtain satisfactory assurance from other service providers to the Fund and Portfolio that they are also taking steps to address the issue. There can, however, be no assurance that these steps will be sufficient to avoid any adverse impact on the Fund, the Portfolio or shareholders. The Year 2000 concern may also adversely impact issuers of Senior Loans held by the Portfolio. The foregoing statement is subject to the Year 2000 Information and Readiness Disclosure Act.


VALUING SHARES
THE FUND VALUES ITS SHARES ONCE ON EACH DAY THE NEW YORK STOCK EXCHANGE (THE "EXCHANGE") IS OPEN FOR TRADING, as of the close of regular trading on the Exchange (normally 4:00 p.m. New York time). The Fund's net asset value per share is determined by the Fund's custodian, Investors Bank & Trust Company ("IBT") (as agent for the Fund) in the manner authorized by the Trustees of the Fund. The Fund will be closed for business and will not price its shares on the following business holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Net asset value is computed by dividing the value of the Fund's total assets, less its liabilities by the number of shares outstanding. Because the Fund invests its assets in an interest in the Portfolio, the Fund's net asset value will reflect the value of its interest in the Portfolio (which, in turn, reflects the underlying value of the Portfolio's assets and liabilities).

The Portfolio's net asset value is also determined as of the close of regular trading on the Exchange by IBT (as custodian and agent for the Portfolio) in the manner authorized by the Trustees of the Portfolio. Net asset value is computed by determining the value of the Portfolio's total assets (the Senior Loans and securities it holds plus any cash or other assets, including interest accrued but not yet received), and subtracting all of the Portfolio's liabilities (including the outstanding principal amount of any indebtedness issued and any unpaid interest thereon).

Because Senior Loans are not actively traded in a public market, BMR, following procedures established by the Portfolio's Trustees, will value the Senior Loans held by the Portfolio at fair value. In valuing a Senior Loan, BMR will consider relevant factors, data, and information, including: (i) the characteristics of and fundamental analytical data relating to the Senior Loan, including the cost, size, current interest rate, period until next interest rate reset, maturity and base lending rate of the Senior Loan, the terms and conditions of the Loan and any related agreements, and the position of the Loan in the Borrower's debt structure; (ii) the nature, adequacy and value of the collateral, including the Portfolio's rights, remedies and interests with respect to the collateral; (iii) the creditworthiness of the Borrower, based on an evaluation of its financial condition, financial statements and information about the Borrower's business, cash flows, capital structure and future prospects; (iv) information relating to the market for the Senior Loan, including price quotations (if considered reliable) for and trading in the Senior Loan and interests in similar Senior Loans and the market environment and investor attitudes towards the Senior Loan and interests in similar Senior Loans; (v) the reputation and financial condition of the Agent and any intermediate participants in the Senior Loan; and (vi) general economic and market conditions affecting the fair value of the Senior Loan.

PURCHASING SHARES
You may purchase Fund shares through your investment dealer or by mailing the account application form included in this prospectus to the transfer agent (see back cover for address). Your initial investment must be at least $5,000 ($2,000 in the case of Individual Retirement Accounts). The price of Fund shares is the net asset value.

You may purchase Fund shares for cash or in exchange for securities. Please call 1-800-225-6265 for information about exchanging securities for Fund shares. If you purchase shares through an investment dealer (which includes brokers, dealers and other financial institutions), that dealer may charge you a fee for executing the purchase for you. The Fund may suspend the sale of its shares at any time and any purchase order may be refused.

After your initial investment, additional investments of $50 or more may be made at any time by sending a check payable to the order of the Fund or the transfer agent directly to the transfer agent (see back cover for address). Please include your name and account number and the name of the Fund with each investment.

SALES CHARGES
Shareholders pay no sales load when purchasing shares. The principal underwriter compensates the investment dealers at the rate of .75% of the dollar amount of the shares being purchased, consisting of .60% of sales commission and .15% of service fee (for the first year's services). No compensation is paid for exchanges from another Eaton Vance fund, and exchanges will be refused if shares in such other fund (and any prior Eaton Vance funds) have been held for less than 30 days.


If the shares remain outstanding for at least one year, the principal underwriter will compensate the investment dealers at an annual rate, paid monthly, equal to .60% of the value of Fund shares sold by such investment dealers and remaining outstanding. Compensation paid to investment dealers at the time of purchase and the monthly payments mentioned above do not represent an additional expense to shareholders since such payments will be made from BMR's, the principal underwriter's and Eaton Vance's own assets, which may include amounts received by the principal underwriter as early withdrawal charges, distribution fees or service fees, amounts received by BMR under its Advisory Agreement with the Portfolio and amounts received by Eaton Vance under its Administration Agreement with the Fund. For the fiscal year ended December 31, 1998, the principal underwriter made compensation payments to investment dealers in the aggregate amount of approximately $13,015,380. The compensation paid to investment dealers and the principal underwriter, including the compensation paid at the time of purchase, the monthly payments mentioned above, any additional incentives mentioned below, and the early withdrawal charge, if any, will not in the aggregate exceed any applicable limit, unless the approval of the National Association of Securities Dealers, Inc. ("NASD") has been received.


The principal underwriter may also, from time to time, at its own expense, provide additional cash incentives to investment dealers which employ registered representatives who sell a minimum dollar amount of the Fund's shares and/or shares of other funds distributed by the principal underwriter. Upon NASD approval, the principal underwriter may provide non-cash incentives to investment dealers.

The Portfolio intends to limit its investments to those which are eligible for purchase by national banks for their own portfolios. The conditions and restrictions governing the purchase of Fund shares by national banks are set forth in the U.S. Comptroller of the Currency's Banking Circular 220. Subject to such conditions and restrictions, national banks may acquire Fund shares for their own investment portfolio.


EARLY WITHDRAWAL CHARGE: An early withdrawal charge to recover distribution expenses will be charged in connection with most shares held for less than one year which are accepted by the Fund for repurchase pursuant to repurchase offers. The early withdrawal charge will be imposed on those shares accepted for repurchase with the exception of (a) all shares in the account purchased more than one year prior to such acceptance, (b) all shares in the account acquired through reinvestment of distributions, and (c) the increase, if any, of value of all other shares in the account (namely those purchased within the one year preceding the acceptance) over the purchase price of such shares. The early withdrawal charge will be paid to the principal underwriter. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made first from shares free from any early withdrawal charge. The early withdrawal charge will be equal to 1% of the value of shares accepted for repurchase pursuant to a repurchase offer. No early withdrawal charge will be imposed on Fund shares sold to Eaton Vance, or its affiliates, or to their respective employees or clients. The early withdrawal charge will also be waived for shares repurchased as part of a required distribution from a tax-sheltered retirement plan, provided that the aggregate amount of such repurchase does not exceed 12% of the account balance. During the fiscal year ended December 31, 1998, the principal underwriter received approximately $1,156,000 in early withdrawal charges.


If your shares are repurchased, you may reinvest at net asset value any portion or all of the redemption proceeds in shares of the Fund, provided that the reinvestment occurs within 60 days of the redemption, and the privilege has not been used more than once in the prior 12 months. Your account will be credited with any early withdrawal charge paid in connection with the redemption. Reinvestment requests must be in writing. If you reinvest, you will be sold shares at the next determined net asset value following receipt of your request.

DISTRIBUTION PLAN. The Fund has adopted a plan effective May 1, 1999 that allows the Fund to pay distribution fees for the sale and distribution of shares. The Fund currently pays distribution fees of .70% of average daily net assets annually. This fee cannot be increased without shareholder approval.


SERVICE PLAN. In addition to advisory fees and other expenses, the Fund pays service fees pursuant to a Service Plan designed to meet the service fee requirements of the sales charge rule of the National Association of Securities Dealers, Inc., as if such rule were applicable. THE FUND CURRENTLY MAKES SERVICE FEE PAYMENTS FOR PERSONAL SERVICES AND/OR THE MAINTENANCE OF SHAREHOLDER ACCOUNTS TO THE PRINCIPAL UNDERWRITER, INVESTMENT DEALERS AND OTHER PERSONS IN AMOUNTS NOT EXCEEDING .15% OF THE FUND'S AVERAGE DAILY NET ASSETS FOR ANY FISCAL YEAR. For the fiscal year ended December 31, 1998, the Fund paid or accrued service fees under the service plan equivalent to 0.15% of the Fund's average daily net assets.


REPURCHASE OFFERS
As a matter of fundamental policy which cannot be changed without shareholder approval, the Fund is required in the months of MARCH, JUNE, SEPTEMBER and DECEMBER to offer to repurchase at least 5% and up to 25% of its shares. Under normal market conditions, the Trustees expect to authorize a 25% offer. (The Fund may also make a discretionary repurchase offer once every two years but has no current intention to do so.) The repurchase price will be the net asset value determined not more than 14 days following the repurchase request deadline and payment for all shares repurchased pursuant to these offers will be made not later than 7 days after the repurchase pricing date. Under normal circumstances, it is expected that net asset value will be determined on the repurchase request deadline and payment for shares tendered will be made within 3 business days after such deadline. During the period the offer to repurchase is open shareholders may obtain the current net asset value by calling 1-800-225-6265, option 2 (fund #132).

At least 21 days prior to the repurchase request deadline the Fund will mail written notice to each shareholder setting forth the number of shares the Fund will repurchase, the repurchase request deadline and other terms of the offer to repurchase, and the procedures for shareholders to follow to request a repurchase. THE REPURCHASE REQUEST DEADLINE WILL BE STRICTLY OBSERVED. Shareholders and financial intermediaries failing to submit repurchase requests in good order by such deadline will be unable to liquidate shares until a subsequent repurchase offer.

If more shares are tendered for repurchase than the Fund has offered to repurchase, the Board may, but is not obligated, to increase the number of shares to be repurchased by 2% of the Fund shares outstanding; if there are still more shares tendered than are offered for repurchase, shares will be repurchased on a pro-rata basis. Thus, shareholders may be unable to liquidate all or a given percentage of their shares and some shareholders may tender more shares than they wish to have repurchased in order to ensure repurchase of at least a specific number of shares. Shareholders may withdraw shares tendered for repurchase at any time prior to the repurchase request deadline.

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Portfolio to be fully invested, which may reduce returns. Moreover, diminution in the size of the Portfolio through repurchases without offsetting new sales may result in untimely sales of portfolio securities and a higher expense ratio, and may limit the ability of the Portfolio to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses being borne by the Portfolio. The Portfolio may borrow to meet repurchase obligations which entails certain risks and costs. See "Borrowings and Leverage". The Portfolio may also sell portfolio securities to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value.

The Fund may suspend or postpone a repurchase offer only: (A) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (B) for any period during which the Exchange or any market in which the securities owned by the Portfolio are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (C) for any period during which an emergency exists as a result of which disposal by the Portfolio of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Portfolio or Fund fairly to determine the value of its net assets; or (D) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

SHAREHOLDER ACCOUNT FEATURES
Once you purchase shares, the transfer agent establishes a Lifetime Investing Account for you. Share certificates are issued only on request.

DISTRIBUTIONS. You may have your Fund distributions paid in one of the following ways:

     o FULL REINVEST OPTION        Dividends and capital gains are reinvested
                                   in additional shares. This option will be assigned if you do not specify an option.

     o PARTIAL REINVEST OPTION     Dividends are paid in cash and capital gains
                                   are reinvested in additional shares.

     o CASH OPTION                 Dividends and capital gains are paid in cash.


     o EXCHANGE OPTION             Dividends and/or capital gains are
                                   reinvested in additional shares of another
                                   Eaton Vance fund chosen by you. Before
                                   selecting this option, you must obtain a prospectus of the other fund and consider its objectives and policies carefully.

INFORMATION FROM THE FUND. From time to time, you may be mailed the following:

     o Quarterly repurchase offer notices.

     o Annual and Semi-Annual Reports, containing performance information and financial statements.

     o Periodic account statements, showing recent activity and total share balance.

     o Form 1099 and tax information needed to prepare your income tax returns.

     o Proxy materials, in the event a shareholder vote is required.

     o Special notices about significant events affecting your Fund.

BANK AUTOMATED INVESTING -- FOR REGULAR SHARE ACCUMULATION: Once the $5,000 minimum investment has been made, cash investments of $50 or more may be made automatically each month or quarter from the shareholder's bank account.

TAX-SHELTERED RETIREMENT PLANS. Fund shares are available for purchase in connection with certain tax-sheltered retirement plans. Call 1-800-225-6265 for information. Distributions will be invested in additionial shares for all tax-sheltered retirement plans.

EXCHANGES: The Fund makes available to shareholders who are submitting shares for repurchase the privilege of exchanging Fund shares at net asset value for Class C shares of one or more open-end investment companies in the Eaton Vance Group of Funds or Eaton Vance Money Market Fund, which are subject to a contingent deferred sales charge. Any such exchange will be made on the basis of the net asset value per share of each fund at the time of exchange. Exchange offers are available only in states where shares of the fund acquired may legally be sold. No early withdrawal charge will be imposed on shareholders choosing to exchange their Fund shares for shares of any such fund; however, the exchanging shareholder will be subject to a charge in the event of a redemption of the shares acquired in the exchange. Shares of certain other funds advised or administered by Eaton Vance may be exchanged for shares of the Fund at net asset value per share, but subject to any restrictions or qualifications set forth in the current prospectus of any such fund. For the purposes of calculating the early withdrawal or contingent deferred sales charge applicable to shares acquired in an exchange, the schedule of charges applicable to the shares at the time of purchase will apply and, the purchase of shares is deemed to have occurred at the time of the original purchase of the exchanged shares.

The Fund may implement an automatic exchange program whereby shareholders can elect to have a fixed amount invested in another Eaton Vance Fund quarterly. Such investments would be subject to the Fund's repurchase offer limitations, but shareholders would not be required to submit a repurchase offer request each quarter.

The prospectus for each fund describes its investment objectives and policies, and shareholders should obtain a prospectus and consider these objectives and policies carefully before requesting an exchange. Each exchange must involve shares which have a net asset value of at least $1,000. This privilege may not be used for "market timing". If an account (or group of accounts) makes more than two round-trip exchanges within twelve months, it will be deemed to be market timing. The exchange privilege may be terminated for market timing accounts. The exchange privilege may be changed or discontinued without penalty. Shareholders will be given sixty (60) days' notice prior to any termination or material amendment of the exchange privilege. An exchange may result in a taxable gain or loss.

TELEPHONE TRANSACTIONS. The transfer agent and the principal underwriter have procedures in place (such as verifying personal account information) to authenticate telephone instructions. As long as the transfer agent and principal underwriter follow these procedures, they will not be responsible for unauthorized telephone transactions and you bear the risk of possible loss resulting from such transactions. Telephone instructions are tape recorded.

ACCOUNT QUESTIONS. If you have any questions about your account or the services available, please call Eaton Vance Shareholder Services at 1-800-225-6265, or write to the transfer agent (see back cover for address).


DISTRIBUTIONS AND TAXES
The Fund declares daily and distributes monthly substantially all of its investment company taxable income (consisting generally of taxable net investment income) and distributes annually net capital gain, if any (usually in December). Daily distribution crediting will commence on the business day after collected funds for the purchase of Fund shares are available at the transfer agent, even if orders to purchase shares had been placed with investment dealers. Investors who purchase shares shortly before the record date of a capital gain distribution will pay the full price for the shares and then receive some portion of the price back as a taxable distribution. The Fund's distributions will not qualify for the dividends-received deduction for corporations. The Fund expects distributions to consist primarily of investment company taxable income which is taxable to shareholders as ordinary income, whether paid in cash or additional shares of the Fund. Certain distributions paid in January will be taxable to shareholders as if received on December 31 of the prior year.


The repurchase of Fund shares may result in a taxable gain or loss to the redeeming shareholder, depending on whether the amount received is greater or less than such shareholder's adjusted tax basis in the shares. An exchange of shares of the Fund for shares of another Eaton Vance fund generally will have similar tax consequences. Different tax consequences may apply for tendering and nontendering shareholders in connection with a repurchase offer, and these consequences will be disclosed in the related offering documents. For example, it is possible that repurchases not treated as an exchange for federal income tax purposes might result in different tax characterizations of the distributions to tendering shareholders and in deemed distributions to non-tendering shareholders.

Taxable distributions to certain shareholders, including those who have not provided the Fund with their correct taxpayer identification number and other required certifications, may be subject to "backup" federal tax withholding of 31%.

The foregoing only summarizes some of the federal tax consequences to shareholders of investing in shares of the Fund, and does not address special tax rules applicable to certain types of investors, such as corporate and foreign investors, individual retirement accounts and other retirement plans. Investors should consult their tax advisers.

--------------------------------------------------------------------------------

[Logo]        Investing
EATON VANCE   for the
-----------   21st
              Century(R)


--------------------------------------------------------------------------------
EV Classic Senior
Floating-Rate Fund






Prospectus
March , 1999




--------------------------------------------------------------------------------
Investment Adviser of Senior Debt Portfolio
Boston Management and Research, 255 State Street, Boston, MA 02109

Administrator of EV Classic Senior Floating-Rate Fund
Eaton Vance Management, 255 State Street, Boston, MA 02109

Principal Underwriter
Eaton Vance Distributors, Inc., 255 State Street, Boston, MA 02109
(800) 225-6265

Custodian
Investors Bank & Trust Company, 200 Clarendon Street, Boston, MA 02116

Transfer Agent
First Data Investor Services Group, P.O. Box 5123, Westborough, MA 01581-5123
(800) 262-1122

Auditors
Deloitte & Touche LLP, 125 Summer Street, Boston, MA 02110

                                                                           CSFRP

                                                          STATEMENT OF
                                                          ADDITIONAL INFORMATION
                                                          March 17, 1999


                     EV CLASSIC SENIOR FLOATING-RATE FUND
                               255 State Street
                         Boston, Massachusetts 02109
                                (800) 225-6265

    This Statement of Additional Information ("SAI") provides general information about the Fund and the Portfolio. Capitalized terms used in this SAI and not otherwise defined have the meanings given to them in the prospectus. This SAI contains additional information about:

                                                                           Page
Investment Policies and Risks ............................................    2
Investment Restrictions ..................................................    4
Management and Organization ..............................................    5
Control Persons and Principal Holders of Shares ..........................    9
Investment Advisory and Administrative Services ..........................    9
Other Service Providers ..................................................   11
Shareholder Account Information ..........................................   11
Portfolio Trading ........................................................   13
Taxes ....................................................................   13
Performance ..............................................................   14
Financial Statements .....................................................   16
Appendix A: Ratings of Corporate Bonds ...................................  a-1


    THIS IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ONLY IF PRECEDED OR ACCOMPANIED BY THE FUND'S PROSPECTUS DATED MARCH 17, 1999, AS SUPPLEMENTED FROM TIME TO TIME, WHICH IS INCORPORATED HEREIN BY REFERENCE. THIS SAI SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS, WHICH MAY BE OBTAINED BY CALLING 1-800-225-6265.

                        INVESTMENT POLICIES AND RISKS

LENDING FEES. In the process of buying, selling and holding Senior Loans the Portfolio may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Portfolio buys a Senior Loan it may receive a facility fee and when it sells a Senior Loan it may pay a facility fee. On an ongoing basis, the Portfolio may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Senior Loan. In certain circumstances, the Portfolio may receive a prepayment penalty fee upon the prepayment of a Senior Loan by a Borrower. Other fees received by the Portfolio may include covenant waiver fees and covenant modification fees.

BORROWER COVENANTS. A Borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the Borrower and the Lender or lending syndicate (the "Loan Agreement"). Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific minimum financial ratios, and limits on total debt. In addition, the Loan Agreement may contain a covenant requiring the Borrower to prepay the Loan with any free cash flow. Free cash flow is generally defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or sales of securities. A breach of a covenant which is not waived by the Agent, or by the lenders directly, as the case may be, is normally an event of acceleration; i.e., the Agent, or the lenders directly, as the case may be, has the right to call the outstanding Senior Loan. The typical practice of an Agent or a Lender in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower. In the case of a Senior Loan in the form of a Participation, the agreement between the buyer and seller may limit the rights of the holder to vote on certain changes which may be made to the Loan Agreement, such as waiving a breach of a covenant. However, the holder of the Participation will, in almost all cases, have the right to vote on certain fundamental issues such as changes in principal amount, payment dates and interest rate.

ADMINISTRATION OF LOANS. In a typical Senior Loan the Agent administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions which are parties to the Loan Agreement. The Portfolio will generally rely upon the Agent or an intermediate participant to receive and forward to the Portfolio its portion of the principal and interest payments on the Senior Loan. Furthermore, unless under the terms of a Participation Agreement the Portfolio has direct recourse against the Borrower, the Portfolio will rely on the Agent and the other members of the lending syndicate to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The seller of the Senior Loan usually does, but is often not obligated to, notify holders of Senior Loans of any failures of compliance. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Senior Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Senior Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Senior Loan and other fees paid on a continuing basis. With respect to Senior Loans for which the Agent does not perform such administrative and enforcement functions, the Portfolio will perform such tasks on its own behalf, although a collateral bank will typically hold any collateral on behalf of the Portfolio and the other lenders pursuant to the applicable Loan Agreement.

    A financial institution's appointment as Agent may usually be terminated in the event that it fails to observe the requisite standard of care or becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership, or, if not FDIC insured, enters into bankruptcy proceedings. A successor Agent would generally be appointed to replace the terminated Agent, and assets held by the Agent under the Loan Agreement should remain available to holders of Senior Loans. However, if assets held by the Agent for the benefit of the Portfolio were determined to be subject to the claims of the Agent's general creditors, the Portfolio might incur certain costs and delays in realizing payment on a Senior Loan, or suffer a loss of principal and/or interest. In situations involving intermediate participants similar risks may arise.

PREPAYMENTS. Senior Loans will usually require, in addition to scheduled payments of interest and principal, the prepayment of the Senior Loan from free cash flow, as defined above. The degree to which Borrowers prepay Senior Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among lenders, among others. As such, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the actual outstanding debt on which the Portfolio derives interest income will be reduced. However, the Portfolio may receive both a prepayment penalty fee from the prepaying Borrower and a facility fee upon the purchase of a new Senior Loan with the proceeds from the prepayment of the former. Prepayments generally will not materially affect the Fund's performance because the Portfolio should be able to reinvest prepayments in other Senior Loans that have similar or identical yields and because receipt of such fees may mitigate any adverse impact on the Fund's yield.

OTHER INFORMATION REGARDING SENIOR LOANS. From time to time BMR and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell interests in Senior Loans to or acquire them from the Portfolio or may be intermediate participants with respect to Senior Loans in which the Portfolio owns interests. Such banks may also act as Agents for Senior Loans held by the Portfolio.

    The Portfolio may acquire interests in Senior Loans which are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. The Portfolio may also invest in Senior Loans of Borrowers who have obtained bridge loans from other parties. A Borrower's use of bridge loans involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

    To the extent that collateral consists of the stock of the Borrower's subsidiaries or other affiliates, the Portfolio will be subject to the risk that this stock will decline in value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the Senior Loan to be undercollateralized or unsecured. In most credit agreements there is no formal requirement to pledge additional collateral. In addition, the Portfolio may invest in Senior Loans guaranteed by, or fully secured by assets of, shareholders or owners, even if the Senior Loans are not otherwise collateralized by assets of the Borrower; provided, however, that such guarantees are fully secured. There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Senior Loan. On occasions when such stock cannot be pledged, the Senior Loan will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets, which will be pledged as security for the Senior Loan. However, the Borrower's ability to dispose of such securities, other than in connection with such pledge or replacement, will be strictly limited for the protection of the holders of Senior Loans and, indirectly, Senior Loans.

    If a Borrower becomes involved in bankruptcy proceedings, a court may invalidate the Portfolio's security interest in the loan collateral or subordinate the Portfolio's rights under the Senior Loan to the interests of the Borrower's unsecured creditors. Such action by a court could be based, for example, on a "fraudulent conveyance" claim to the effect that the Borrower did not receive fair consideration for granting the security interest in the loan collateral to the Portfolio. For Senior Loans made in connection with a highly leveraged transaction, consideration for granting a security interest may be deemed inadequate if the proceeds of the Loan were not received or retained by the Borrower, but were instead paid to other persons (such as shareholders of the Borrower) in an amount which left the Borrower insolvent or without sufficient working capital. There are also other events, such as the failure to perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of the Portfolio's security interest in loan collateral. If the Portfolio's security interest in loan collateral is invalidated or the Senior Loan is subordinated to other debt of a Borrower in bankruptcy or other proceedings, it is unlikely that the Portfolio would be able to recover the full amount of the principal and interest due on the Loan.

INTEREST RATE SWAPS. The Portfolio may enter into interest rate swaps on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities. For example, if the Portfolio holds a Senior Loan with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset daily. Such a swap position would offset changes in the value of the Senior Loan because of subsequent changes in interest rates. This would protect the Portfolio from a decline in the value of the Senior Loan due to rising interest rates, but would also limit its ability to benefit from falling interest rates.

    The Portfolio will enter into interest rate swaps only on a net basis, i.e., the two payment streams are netted out, with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments. Inasmuch as these transactions are entered into for good faith hedging purposes and because a segregated account will be used, the Portfolio will not treat them as being subject to the Portfolio's borrowing restrictions. The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Portfolio's custodian. The Portfolio will not enter into any interest rate swap unless the credit quality of the unsecured senior debt or the claims-paying ability of the other party thereto is considered to be investment grade by BMR. If there is a default by the other party to such a transaction, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments which are traded in the interbank market.

    The Portfolio may enter into interest rate swaps only with respect to positions held in its portfolio. Interest rate swaps do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Portfolio is contractually obligated to make or receive. Since interest rate swaps are individually negotiated, the Portfolio expects to achieve an acceptable degree of correlation between its rights to receive interest on Senior Loans and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

                           INVESTMENT RESTRICTIONS


    The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities, which as used in this SAI means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of the outstanding shares of the Fund. As a matter of fundamental policy the Fund may not:


    (1) Borrow money, except as permitted by the Investment Company Act of 1940;

    (2) Issue senior securities, as defined in the Investment Company Act of 1940, other than (i) preferred shares which immediately after issuance will have asset coverage of at least 200%, (ii) indebtedness which immediately after issuance will have asset coverage of at least 300%, or (iii) the borrowings permitted by investment restriction (1) above;

    (3) Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities). The purchase of loan interests, securities or other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin;

    (4) Underwrite securities issued by other persons, except insofar as it may technically be deemed to be an underwriter under the Securities Act of 1933 in selling or disposing of a portfolio investment;

    (5) Make loans to other persons, except by (a) the acquisition of loan interests, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment objective and policies,
(b) entering into repurchase agreements, and (c) lending its portfolio securities;

    (6) Purchase any security if, as a result of such purchase, more than 25% of the Fund's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for the purpose of this restriction); provided that there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities;

    (7) Purchase or sell real estate, although it may purchase and sell securities which are secured by interests in real estate and securities of issuers which invest or deal in real estate. The Fund reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities; or

    (8) Purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices or other financial instruments.

    The Fund has no present intention of engaging in options or futures transactions or of issuing preferred shares.

    For the purpose of investment restriction (6), the Fund will consider all relevant factors in determining who is the issuer of the loan interest, including: the credit quality of the Borrower, the amount and quality of the collateral, the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements), the degree to which the credit of such interpositioned person was deemed material to the decision to purchase the loan interest, the interest rate environment, and general economic conditions applicable to the Borrower and such interpositioned person. In addition, with respect to restriction (6) above, the Fund will construe the phrase "more than 25%" to be "25% or more".

    The Fund, as a matter of fundamental policy which may not be changed without a vote of a majority of its outstanding voting securities and in accord with the provisions of Rule 23c-3 (as amended from time to time) under the 1940 Act, shall make repurchase offers for its common shares of beneficial interest at periodic intervals of three months between repurchase request deadlines, such deadlines to be dates in the months of March, June, September and December determined by the Board of Trustees with the repurchase pricing date and time being not later than the close of business fourteen days after the repurchase request deadline (or the next business day if the 14th day is not a business day).

    The Portfolio, as a matter of fundamental policy which may not be changed without a vote of a majority of its outstanding voting securities and in accord with the provisions of Rule 23c-3 (as amended from time to time) under the 1940 Act, shall make repurchase offers for its interests at periodic intervals of three months to each holder of its interests between repurchase request deadlines, such deadlines to be dates determined by the Board of Trustees in the months when each such holder conducts its periodic repurchases with the repurchase pricing date and time being not later than the close of business fourteen days after the repurchase request deadline (or the next business day if the 14th day is not a business day).

    Notwithstanding the investment policies and restrictions of the Fund, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund.

    The Portfolio has adopted substantially the same fundamental investment restrictions as the foregoing investment restrictions adopted by the Fund; such restrictions cannot be changed without the approval of a "majority of the outstanding voting securities" of the Portfolio.

    The Fund and the Portfolio have each adopted the following nonfundamental investment policy which may be changed with respect to the Fund by the Trustees of the Fund without approval by the Fund's shareholders or may be changed with respect to the Portfolio by the Trustees of the Portfolio without the approval of the Fund or the Portfolio's other investors. As a matter of nonfundamental policy, neither the Fund nor the Portfolio may make short sales of securities or maintain a short position, unless at all times when a short position is open it either owns an equal amount of such securities or owns securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as, and equal in amount to, the securities sold short.

    Whenever an investment policy or investment restriction set forth in the prospectus or this SAI states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the Fund's or the Portfolio's acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances will not compel the Fund or the Portfolio, as the case may be, to dispose of such security or other asset. Notwithstanding the foregoing, under normal market conditions the Fund and the Portfolio must take actions necessary to comply with the policy of investing at least 80% of total assets in interests in Loans. Moreover, the Fund and the Portfolio must always be in compliance with the borrowing policies set forth above.

                         MANAGEMENT AND ORGANIZATION

FUND MANAGEMENT. The Trustees of the Fund are responsible for the overall management and supervision of the Fund's affairs. The Trustees and officers of the Fund and the Portfolio are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. Unless otherwise noted, the business address of each Trustee and officer is 255 State Street, Boston, Massachusetts 02109. Those Trustees who are "interested persons" of the Fund or the Portfolio as defined in the 1940 Act, are indicated by an asterisk(*).

JESSICA M. BIBLIOWICZ (39), Trustee
President and Chief Operating Officer of John A. Levin & Co. (a registered investment advisor) (since July, 1997) and a Director of Baker, Fentress & Company which owns John A. Levin & Co. (since July, 1997). Formerly Executive Vice President of Smith Barney Mutual Funds (from July, 1994 to June, 1997). Elected Trustee October 30, 1998. Trustee of various investment companies managed by Eaton Vance or BMR since October 30, 1998.
Address: One Rockefeller Plaza, New York, New York 10020

JAMES B. HAWKES (57), President and Trustee*
Chairman, President and Chief Executive Officer of BMR, Eaton Vance and their corporate parent and trustee (EVC and EV); Director of EVC and EV. Trustee and officer of various investment companies managed by Eaton Vance or BMR.

DONALD R. DWIGHT (68), Trustee
President of Dwight Partners, Inc. (a corporate relations and communications company). Trustee of various investment companies managed by Eaton Vance or BMR.
Address: Clover Mill Lane, Lyme, New Hampshire 03768

SAMUEL L. HAYES, III (63), Trustee
Jacob H. Schiff Professor of Investment Banking Emeritus, Harvard University
  Graduate School of Business Administration. Trustee of the Kobrick-Cendant Investment Trust (mutual funds). Trustee of various investment companies managed by Eaton Vance or BMR.
Address: 345 Nahatan Road, Westwood, Massachusetts 02090

NORTON H. REAMER (64), Trustee
Chairman of the Board and Chief Executive Officer, United Asset Management
  Corporation (a holding company owning institutional investment management firms); Chairman, President and Director of UAM Funds (mutual funds). Trustee of various investment companies managed by Eaton Vance or BMR.
Address: One International Place, Boston, Massachusetts 02110

LYNN A. STOUT (41), Trustee
Professor of Law, Georgetown University Law Center. Elected Trustee October
  30, 1998. Trustee of various investment companies managed by Eaton Vance or BMR since October 30, 1998.
Address: 600 New Jersey Avenue, NW, Washington, DC 20001

JOHN L. THORNDIKE (72), Trustee
Former Director of Fiduciary Company Incorporated. Trustee of various investment companies managed by Eaton Vance or BMR.
Address: 175 Federal Street, Boston, Massachusetts 02110

JACK L. TREYNOR (69), Trustee
Investment Adviser and Consultant. Trustee of various investment companies managed by Eaton Vance or BMR.
Address: 504 Via Almar, Palos Verdes Estates, California 90274


SCOTT H. PAGE (39), Vice President
Vice President of BMR and Eaton Vance. Officer of various investment companies managed by Eaton Vance or BMR.


PAYSON F. SWAFFIELD (42), Vice President
Vice President of BMR and Eaton Vance. Officer of various investment companies managed by Eaton Vance or BMR.

JAMES L. O'CONNOR (54), Treasurer
Vice President of BMR and Eaton Vance. Officer of various investment companies managed by Eaton Vance or BMR.

ALAN R. DYNNER (58), Secretary
Vice President and Chief Legal Officer of BMR, Eaton Vance and EVC since
  November 1, 1996. Previously, he was a Partner of the law firm of Kirkpatrick & Lockhart LLP, New York and Washington, D.C., and was Executive Vice President of Neuberger & Berman Management, Inc., a mutual fund management company. Officer of various investment companies managed by Eaton Vance or BMR.


JANET E. SANDERS (63), Assistant Treasurer and Assistant Secretary
Vice President of BMR and Eaton Vance. Officer of various investment companies managed by Eaton Vance or BMR.

A. JOHN MURPHY (35), Assistant Secretary
Vice President of BMR and Eaton Vance. Officer of various investment companies managed by Eaton Vance or BMR.


ERIC G. WOODBURY (41), Assistant Secretary
Vice President of BMR and Eaton Vance. Officer of various investment companies managed by Eaton Vance or BMR.


    Messrs. Hayes (Chairman), Dwight and Reamer and Ms. Stout are members of the Special Committee of the Board of Trustees of the Fund and of the Portfolio. The purpose of the Special Committee is to consider, evaluate and make recommendations to the full Board of Trustees concerning (i) all contractual arrangements with service providers to the Fund and the Portfolio, including investment advisory (Portfolio only), administrative, transfer agency, custodial and fund accounting and distribution services, and (ii) all other matters in which Eaton Vance or its affiliates has any actual or potential conflict of interest with the Fund, the Portfolio or investors therein.

    The Nominating Committee of the Board of Trustees of the Fund and the Portfolio is comprised of all Trustees who are not "interested persons" as that term is defined under the 1940 Act ("noninterested Trustees"). The purpose of the Committee is to recommend to the Board nominees for the position of noninterested Trustee and to assure that at least a majority of the Board of Trustees is independent of Eaton Vance and its affiliates.

    Messrs. Treynor (Chairman) and Dwight and Ms. Bibliowicz are members of the Audit Committee of the Board of Trustees of the Fund and of the Portfolio. The Audit Committee's functions include making recommendations to the Trustees regarding the selection of the independent certified public accountants, and reviewing matters relative to trading and brokerage policies and practices, accounting and auditing practices and procedures, accounting records, internal accounting controls, and the functions performed by the custodian, transfer agent and dividend disbursing agent of the Fund and of the Portfolio.


    Trustees of the Portfolio who are not affiliated with the Investment Adviser may elect to defer receipt of all or a percentage of their annual fees in accordance with the terms of a Trustees Deferred Compensation Plan (the "Trustees" Plan"). Under the Trustees' Plan, an eligible Trustee may elect to have his deferred fees invested by the Portfolio in the shares of one or more funds in the Eaton Vance Family of Funds, and the amount paid to the Trustees under the Trustees' Plan will be determined based upon the performance of such investments. Deferral of Trustees' fees in accordance with the Trustees' Plan will have a negligible effect on the Portfolio's assets, liabilities, and net income per share, and will not obligate the Portfolio to retain the services of any Trustee or obligate the Portfolio to pay any particular level of compensation to the Trustee. Neither the Portfolio nor the Fund has a retirement plan for its Trustees.


    Each interested Trustee and officer holds comparable positions with certain affiliates of BMR or with certain other funds of which BMR or Eaton Vance is the investment adviser or distributor.

    The fees and expenses of the noninterested Trustees of the Fund and of the Portfolio are paid by the Fund and the Portfolio, respectively. (The Trustees of the Fund and the Portfolio who are members of the Eaton Vance organization receive no compensation from the Fund or the Portfolio). During the fiscal year ended December 31, 1998, the noninterested Trustees of the Fund and the Portfolio earned the following compensation in their capacities as Trustees from the Fund, the Portfolio, and the funds in the Eaton Vance fund complex(1):

                                            AGGREGATE         AGGREGATE        TOTAL COMPENSATION
                                           COMPENSATION      COMPENSATION        FROM FUND AND
NAME                                        FROM FUND       FROM PORTFOLIO        FUND COMPLEX
                                           ------------     --------------     ------------------
Jessica M. Bibliowicz(8) ..............        $  9             $1,156              $ 33,334
Donald R. Dwight ......................         762              6,608(2)            160,000(5)
Samuel L. Hayes, III ..................         754              6,787(3)            170,000(6)
Norton H. Reamer ......................         722              6,439               160,000
Lynn A. Stout(8) ......................         193              1,619                33,333
John L. Thorndike .....................         734              6,568(4)            160,000(7)
Jack L. Treynor .......................         200              7,224               170,000

------------
(1) As of January 1, 1999, the Eaton Vance fund complex consists of 97 registered investment companies or series thereof.
(2) Includes $3,246 of deferred compensation.
(3) Includes $2,237 of deferred compensation.
(4) Includes $6,513 of deferred compensation.
(5) Includes $60,000 of deferred compensation.
(6) Includes $41,523 of deferred compensation.
(7) Includes $119,091 of deferred compensation.
(8) Ms. Bibliowicz and Ms. Stout were elected Trustees on October 30, 1998.


ORGANIZATION. The Fund was originally called Eaton Vance Senior Short-Term Trust and changed its name to EV Classic Senior Floating-Rate Fund on December 7, 1994.

    The Fund is an organization of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. The Fund's Declaration of Trust, as amended, contains an express disclaimer of shareholder liability in connection with the Fund property or the acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund property of any shareholder held personally liable for the claims and liabilities to which a shareholder may become subject by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself is unable to meet its obligations. The Fund has been advised by its counsel that the risk of any shareholder incurring any liability for the obligations of the Fund is remote.

    The Fund's Declaration of Trust provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law; but nothing in the Declaration of Trust protects a Trustee against any liability to the Fund or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. Voting rights are not cumulative, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees and, in such event, the holders of the remaining less than 50% of the shares voting on the matter will not be able to elect any Trustees. As permitted by Massachusetts law, there will normally be no meetings of Fund shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. In such an event, the Trustees of the Fund then in office will call a shareholders' meeting for the election of Trustees. Except for the foregoing circumstances, the Trustees shall continue to hold office and may appoint successor Trustees.

    The Fund's by-laws provide that no person shall serve as a Trustee if shareholders holding two-thirds of the outstanding shares have removed him from that office either by a written declaration filed with the Fund's custodian or by votes cast at a meeting called for that purpose. The by-laws further provide that the Trustees of the Fund shall promptly call a meeting of the shareholders for the purpose of voting upon a question of removal of any such Trustee or Trustees when requested in writing so to do by the record holders of not less than 10 per centum of the outstanding shares.

    The Portfolio is organized as a trust under the laws of the state of New York and intends to be treated as a partnership for federal tax purposes. In accordance with the Declaration of Trust of the Portfolio, there will normally be no meetings of the investors for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees of the Portfolio holding office have been elected by investors. In such an event the Trustees of the Portfolio then in office will call an investors' meeting for the election of Trustees. Except for the foregoing circumstances and unless removed by action of the investors in accordance with the Portfolio's Declaration of Trust, the Trustees shall continue to hold office and may appoint successor Trustees.


    The Declaration of Trust of the Portfolio provides that no person shall serve as a Trustee if investors holding two-thirds of the outstanding interests have removed him from that office either by a written declaration filed with the Portfolio's custodian or by votes cast at a meeting called for that purpose. The Declaration of Trust further provides that under certain circumstances the investors may call a meeting to remove a Trustee and that the Portfolio is required to provide assistance in communicating with investors about such a meeting.


    The Portfolio's Declaration of Trust, as amended, provides that the Fund and other entities permitted to invest in the Portfolio (e.g., other U.S. and foreign investment companies, and common and commingled trust funds) will each be liable for all obligations of the Portfolio. However, the risk of the Fund incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance exists and the Portfolio itself is unable to meet its obligations. Accordingly, the Trustees of the Fund believe that neither the Fund nor its shareholders will be adversely affected by reason of the Fund investing in the Portfolio.

    Whenever the Fund as an investor in a Portfolio is requested to vote on matters pertaining to the Portfolio (other than the termination of the Portfolio's business, which may be determined by the Trustees of the Portfolio without investor approval), the Fund will hold a meeting of Fund shareholders and will vote its interest in the Portfolio for or against such matters proportionately to the instructions to vote for or against such matters received from Fund shareholders. The Fund shall vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. Other investors in the Portfolio may alone or collectively acquire sufficient voting interests in the Portfolio to control matters relating to the operation of the Portfolio, which may require the Fund to withdraw its investment in the Portfolio or take other appropriate action. Any such withdrawal could result in a distribution "in kind" of portfolio securities (as opposed to a cash distribution from the Portfolio). If Senior Loans and noncash assets are distributed, the Fund could incur brokerage, tax or other charges in converting the securities to cash. In addition, the distribution in kind may result in a less diversified portfolio of investments or adversely affect the liquidity of the Fund. Notwithstanding the above, there are other means for meeting shareholder redemption requests, such as borrowing.

    The Fund may withdraw (completely redeem) all its assets from the Portfolio at any time if the Board of Trustees of the Trust determines that it is in the best interest of the Fund to do so. In the event the Fund withdraws all of its assets from the Portfolio, or the Board of Trustees of the Trust determines that the investment objective of the Portfolio is no longer consistent with the investment objective of the Fund, the Trustees would consider what action might be taken, including investing the assets of the Fund in another pooled investment entity or retaining an investment adviser to manage the Fund's assets in accordance with its investment objective. The Fund's investment performance may be affected by a withdrawal of all its assets (or the assets of another investor in the Portfolio) from the Portfolio.

               CONTROL PERSONS AND PRINCIPAL HOLDERS OF SHARES


    As of February 26, 1999, the Trustees and officers of the Fund, as a group, owned in the aggregate less than 1% of the outstanding shares of the Fund. To the knowledge of the Fund, no person owned of record or beneficially 5% or more of the Fund's outstanding shares as of such date.


               INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES

INVESTMENT ADVISORY SERVICES. Under the general supervision of the Portfolio's Board of Trustees, BMR will carry out the investment and reinvestment of the assets of the Portfolio, will furnish continuously an investment program with respect to the Portfolio, will determine which securities should be purchased, sold or exchanged, and will implement such determinations. BMR will furnish to the Portfolio investment advice and office facilities, equipment and personnel for servicing the investments of the Portfolio. BMR will compensate all Trustees and officers of the Portfolio who are members of the BMR organization and who render investment services to the Portfolio, and will also compensate all other BMR personnel who provide research and investment services to the Portfolio.


    For the fiscal years ended December 31, 1998, 1997 and 1996, the Portfolio paid BMR advisory fees aggregating $44,484,347, $31,751,900 and $21,643,760, respectively, equivalent to 0.88%, 0.89% and 0.91%, respectively, of the Portfolio's average daily gross assets. As at December 31, 1998, the gross assets of the Portfolio were $6,430,333,682. BMR's fee waiver described in the prospectus is indefinite, but could be removed or changed upon agreement of BMR and the Portfolio's Board of Trustees at any time.


ADMINISTRATIVE SERVICES. Under the Administration Agreement, Eaton Vance is responsible for managing the business affairs of the Fund, subject to the supervision of the Fund's Board of Trustees. Eaton Vance will furnish to the Fund all office facilities, equipment and personnel for administering the affairs of the Fund. Eaton Vance will compensate all Trustees and officers of the Fund who are members of the Eaton Vance organization and who render executive and administrative services to the Fund, and will also compensate all other Eaton Vance personnel who perform management and administrative services for the Fund. Eaton Vance's administrative services include recordkeeping, preparation and filing of documents required to comply with federal and state securities laws, supervising the activities of the Fund's custodian and transfer agent, providing assistance in connection with the Trustees' and shareholders' meetings, providing services in connection with quarterly repurchase offers and other administrative services necessary to conduct the Fund's business.


    For the fiscal years ended December 31, 1998, 1997 and 1996, the Fund paid Eaton Vance administration fees of $6,375,216, $4,213,131 and $2,348,205, respectively, which was equal to 0.25% of the average daily gross assets of the Portfolio attributable to the Fund for each fiscal year.


    The Portfolio and the Fund, as the case may be, will each be responsible for all of its respective costs and expenses not expressly stated to be payable by BMR under the Advisory Agreement with the Portfolio, by Eaton Vance under the Administration Agreement with the Fund or by the principal underwriter under its Distribution Agreement with the Fund. Such costs and expenses to be borne by the Portfolio and the Fund, as the case may be, include, without limitation: custody and transfer agency fees and expenses, including those incurred for determining net asset value and keeping accounting books and records; expenses of pricing and valuation services; the cost of share certificates; membership dues in investment company organizations; expenses of acquiring, holding and disposing of securities and other investments; fees and expenses of registering under the securities laws and governmental fees; expenses of reports to shareholders and investors, proxy statements and other expenses of shareholders' or investors' meetings; insurance premiums; printing and mailing expenses; interest, taxes and corporate fees; legal and accounting expenses; compensation and expenses of Trustees not affiliated with BMR or Eaton Vance; expenses of conducting repurchase offers for the purpose of repurchasing Portfolio interests or Fund shares; and investment advisory and administration fees. The Portfolio and the Fund will also each bear expenses incurred in connection with any litigation in which the Portfolio or the Fund, as the case may be, is a party and any legal obligation to indemnify its respective officers and Trustees with respect thereto, to the extent not covered by insurance.

    The Portfolio's Advisory Agreement continues in effect from year to year so long as such continuance is approved at least annually (i) by the vote of a majority of the noninterested Trustees of the Portfolio cast in person at a meeting specifically called for the purpose of voting on such approval and
(ii) by the Trustees of the Portfolio or by vote of a majority of the outstanding interests of the Portfolio. The Fund's Administration Agreement continues in effect from year to year so long as such continuance is approved at least annually by the vote of a majority of the Fund's Trustees. Each agreement may be terminated at any time without penalty on sixty (60) days' written notice by the Trustees of the Fund or the Portfolio, as the case may be, BMR or Eaton Vance, as applicable, or by vote of the majority of the outstanding shares of the Fund or interests of the Portfolio, as the case may be. Each agreement will terminate automatically in the event of its assignment. Each agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties to the Fund or the Portfolio under such agreements on the part of Eaton Vance or BMR, as applicable, Eaton Vance or BMR will not be liable to the Fund or the Portfolio, as applicable, for any loss incurred, to the extent not covered by insurance.

INFORMATION ABOUT BMR AND EATON VANCE. BMR and Eaton Vance are business trusts organized under Massachusetts law. Eaton Vance, Inc. ("EV") serves as trustee of BMR and Eaton Vance. BMR, Eaton Vance and EV are wholly-owned subsidiaries of Eaton Vance Corporation ("EVC"), a Maryland corporation and publicly-held holding company. EVC through its subsidiaries and affiliates engages primarily in investment management, administration and marketing activities. The Directors of EVC are James B. Hawkes, Benjamin A. Rowland, Jr., John G.L. Cabot, John M. Nelson, Vincent M. O'Reilly and Ralph Z. Sorenson. All of the issued and outstanding shares of Eaton Vance are owned by EVC. All of the issued and outstanding shares of BMR are owned by Eaton Vance. All shares of the outstanding Voting Common Stock of EVC are deposited in a Voting Trust, the Voting Trustees of which are Messrs. Hawkes, and Rowland, and Alan R. Dynner, Thomas E. Faust, Jr., Thomas J. Fetter, Duncan W. Richardson, William
M. Steul, and Wharton P. Whitaker. The Voting Trustees have unrestricted voting rights for the election of Directors of EVC. All of the outstanding voting trust receipts issued under said Voting Trust are owned by certain of the officers of BMR and Eaton Vance who are also officers, or officers and Directors of EVC and EV. As indicated under "Management and Organization", all of the officers of the Fund (as well as Mr. Hawkes who is also a Trustee) hold positions in the Eaton Vance organization.


DISTRIBUTION PLAN. The Fund has adopted a compensation-type Distribution Plan ("Distribution Plan") as if Rule 12b-1 under the 1940 Act were applicable. The Distribution Plan provides for payment of a monthly distribution fee to the principal underwriter in an amount equal to.70% of average daily net assets. The Distribution Plan is designed to permit an investor to purchase shares through an investment dealer without receiving an initial sales charge and at the same time permit the principal underwriter to compensate investment dealers in connection therewith. Early withdrawal charges are paid to the principal underwriter. Aggregate payments to the principal underwriter under the Distribution Plan are limited by a rule of the National Association of Securities Dealers, Inc. as if such rule were applicable.

    The Eaton Vance organization may profit by reason of operation of the Distribution Plan. The Distribution Plan continues in effect from year to year so long as such continuance is approved at least annually by the vote of a majority of (i) the noninterested Trustees of the Fund who have no direct or indirect financial interest in the operation of the Distribution Plan or any agreements related to the Distribution Plan (the "Plan Trustees") and (ii) all of the Trustees then in office. The Distribution Plan may be terminated at any time by vote of a majority of the Plan Trustees or by a vote of a majority of the outstanding voting securities of the Fund. The Distribution Plan requires quarterly Trustee review of a written report of the amount expended under the Distribution Plan and the purposes for which such expenditures were made. The Distribution Plan may not be amended to increase materially the payments described therein without approval of the shareholders of the Fund and Trustees. So long as the Distribution Plan is in effect, the selection and nomination of the noninterested Trustees shall be committed to the discretion of such Trustees.

    The Trustees of the Trust believe that the Distribution Plan will be a significant factor in the expected growth of the Fund's assets, and will result in increased investment flexibility and advantages which will benefit the Fund and its shareholders. Payments made to the principal underwriter and investment dealers provide incentives to provide continuing personal services to investors and the maintenance of shareholder accounts. By providing incentives to the principal underwriter and investment dealers, the Distribution Plan is expected to result in the maintenance of, and possible future growth in, the assets of the Fund. Based on the foregoing and other relevant factors, the Trustees of the Fund have determined that in their judgment there is a reasonable likelihood that the Distribution Plan will benefit the Fund and its shareholders.

SERVICE PLAN. The Fund's Service Plan was approved by the Independent Trustees of the Fund, who have no direct or indirect financial interest in the Service Plan, and by all of the Trustees of the Fund on February 21, 1995.

    The principal underwriter will retain the service fee in the first year (as reimbursement for an initial service fee payment of .15% to investment dealers at the time of sale) and each quarter thereafter only with respect to shares that are repurchased. However, the Service Plan authorizes the Trustees of the Fund to increase payments without further action by shareholders of the Fund, provided that the aggregate amount of payments made to such persons under the Service Plan in any fiscal year of the Fund does not exceed .25% of the Fund's average daily net assets. During the fiscal year ended December 31, 1998, the Fund made service fee payments under the Service Plan aggregating $3,830,743 all of which was paid to investment dealers.

    The Service Plan remains in effect through and including April 28, 1999, and shall continue in effect indefinitely thereafter for so long as such continuance is approved at least annually by the vote of both a majority of
(i) the Trustees of the Fund who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Service Plan or any agreements related to the Service Plan (the "Plan Trustees") and (ii) all of the Trustees then in office cast in person at a meeting (or meetings) called for the purpose of voting on this Service Plan. The Service Plan may not be amended to increase materially the payments described herein without approval of the shareholders of the Fund, and all material amendments of the Service Plan must also be approved by the Trustees of the Fund in the manner described above. The Service Plan may be terminated any time by vote of a majority of the Plan Trustees or by a vote of a majority of the outstanding voting securities of the Fund. Under the Service Plan, the President or a Vice President of the Fund shall provide to the Trustees for their review, and the Trustees shall review at least quarterly, a written report of the amounts expended under the Service Plan and the purposes for which such expenditures were made.

    So long as the Service Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Fund shall be committed to the discretion of the Trustees who are not such interested persons. The Trustees have determined that in their judgment there is a reasonable likelihood that the Service Plan will benefit the Fund and its shareholders.


                           OTHER SERVICE PROVIDERS

CUSTODIAN. Investors Bank & Trust Company ("IBT"), 200 Clarendon Street, Boston, MA 02116, serves as custodian to the Fund and the Portfolio. IBT has the custody of all cash and securities representing the Fund's interest in the Portfolio, has custody of all the Portfolio's assets, maintains the general ledger of the Fund and the Portfolio, and computes the daily net asset value of interests in the Portfolio and the net asset value of shares of the Fund. In such capacity it attends to details in connection with the sale, exchange, substitution, transfer or other dealings with the Portfolio's investments, receives and disburses all funds and performs various other ministerial duties upon receipt of proper instructions from the Fund and the Portfolio. IBT also provides services in connection with the preparation of shareholder reports and the electronic filing of such reports with the SEC. EVC and its affiliates and their officers and employees from time to time have transactions with various banks, including IBT. It is Eaton Vance's opinion that the terms and conditions of such transactions were not and will not be influenced by existing or potential custodial or other relationships between the Fund or the Portfolio and such banks.

INDEPENDENT ACCOUNTANTS. Deloitte & Touche LLP, 125 Summer Street, Boston, Massachusetts, are the independent accountants of the Fund and the Portfolio, providing audit services, tax return preparation, and assistance and consultation with respect to the preparation of filings with the SEC.

TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR. First Data Investor Services Group, P.O. Box 5123, Westborough, MA 01581-5123, serves with respect to the shares as transfer and dividend paying agent and as registrar.

                       SHAREHOLDER ACCOUNT INFORMATION

CALCULATION OF NET ASSET VALUE. Each investor in the Portfolio, including the Fund, may add to or reduce its investment in the Portfolio on each day the Exchange is open for trading ("Portfolio Business Day") as of the close of regular trading on the Exchange (the "Portfolio Valuation Time"). The value of each investor's interest in the Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage, determined on the prior Portfolio Business Day, which represented that investor's share of the aggregate interests in the Portfolio on such prior day. Any additions or withdrawals (which would be made pursuant to Portfolio repurchase offers) for the current Portfolio Business Day will then be recorded. Each investor's percentage of the aggregate interest in the Portfolio will then be recomputed as a percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of the Portfolio Valuation Time on the prior Portfolio Business Day plus or minus, as the case may be, the amount of any additions to or withdrawals from the investor's investment in the Portfolio on the current Portfolio Business Day and (ii) the denominator of which is the aggregate net asset value of the Portfolio as of the Portfolio Valuation Time on the prior Portfolio Business Day plus or minus, as the case may be, the amount of the net additions to or withdrawals from the aggregate investment in the Portfolio on the current Portfolio Business Day by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in the Portfolio for the current Portfolio Business Day.


    The Trustees monitor the market liquidity of Senior Loans and may require use of a pricing service or mark-to-market procedures for some or all of such holdings in the future, which may result in a change in the Fund's net asset value per share.


    Non-Loan Portfolio holdings (other than short term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the average of the last quoted bid price and asked price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

    Short-term obligations which mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Portfolio was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Portfolio was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued by the Portfolio at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Trustees of the Portfolio.

ACQUIRING FUND SHARES IN EXCHANGE FOR SECURITIES. IBT, as escrow agent, will receive securities acceptable to Eaton Vance, as administrator, in exchange for Fund shares. The minimum value of securities (or securities and cash) accepted for deposit is $5,000. Securities accepted will be sold on the day of their receipt or as soon thereafter as possible. The number of Fund shares to be issued in exchange for securities will be the aggregate proceeds from the sale of such securities, divided by the applicable net asset value per Fund share on the day such proceeds are received. Eaton Vance will use reasonable efforts to obtain the then current market price for such securities but does not guarantee the best available price. Eaton Vance will absorb any transaction costs, such as commissions, on the sale of the securities. Securities determined to be acceptable should be transferred via book entry or physically delivered, in proper form for transfer, through an investment dealer, together with a completed and signed Letter of Transmittal in approved form (available from investment dealers). Investors who are contemplating an exchange of securities for shares, or their representatives, must contact Eaton Vance to determine whether the securities are acceptable before forwarding such securities. Eaton Vance reserves the right to reject any securities. Exchanging securities for shares may create a taxable gain or loss. Each investor should consult his or her tax adviser with respect to the particular federal, state and local tax consequences of exchanging securities.

REINVESTMENT PRIVILEGE: A shareholder whose shares have been repurchased pursuant to a repurchase offer may reinvest, with credit for any early withdrawal charge paid on the value of the repurchased shares, any portion or all of the repurchase proceeds (plus that amount necessary to acquire a fractional share to round off the purchase to the nearest full share) in shares of the Fund, provided that the reinvestment is effected within 60 days after such repurchase. For purposes of determining any early withdrawal charge upon acceptance of a subsequent repurchase offer, the shareholder's prior period of ownership will be included in this calculation. Shares are sold to a reinvesting shareholder at the next determined net asset value following timely receipt of a written purchase order by the principal underwriter or by the Fund (or by the Fund's transfer agent). The amount of any early withdrawal charge related to the prior purchase will be credited to the shareholder's account and also reinvested at the then current net asset value. A reinvesting shareholder may realize a gain or loss for federal tax purposes as a result of such prior sale in the repurchase offer, but to the extent that the shareholder realizes a loss upon a repurchase of shares by the Fund and the proceeds are reinvested in shares of the Fund (or other shares of the Fund are purchased through reinvestment of dividends or otherwise) within the period beginning 30 days before and ending 30 days after the date of the repurchase by the Fund, some or all of the loss generally will not be allowed as a tax deduction. Shareholders should consult their tax advisers.

TAX-SHELTERED RETIREMENT PLANS: Shares of the Fund are available for purchase in connection with certain tax-sheltered retirement plans. Detailed information concerning these plans, including certain exceptions to minimum investment requirements, and copies of the plans are available from the principal underwriter. This information should be read carefully and consultation with an attorney or tax adviser may be advisable. The information sets forth the service fee charged for retirement plans and describes the federal income tax consequences of establishing a plan. Participant accounting services (including trust fund reconciliation services) will be offered only through third party recordkeepers and not by the principal underwriter. Under all plans, dividends and distributions will be automatically reinvested in additional shares.

                              PORTFOLIO TRADING

    Specific decisions to purchase or sell securities for the Portfolio are made by employees of BMR who are appointed and supervised by its senior officers. Such employees may serve other clients of BMR in a similar capacity. Changes in the Portfolio's investments are reviewed by the Board.

    The Portfolio will acquire Senior Loans from major international banks, selected domestic regional banks, insurance companies, finance companies and other financial institutions. In selecting financial institutions from which Senior Loans may be acquired, BMR will consider, among other factors, the financial strength, professional ability, level of service and research capability of the institution. While these financial institutions are generally not required to repurchase Senior Loans which they have sold, they may act as principal or on an agency basis in connection with their sale by the Portfolio.

    Other fixed-income obligations which may be purchased and sold by the Portfolio are generally traded in the over-the-counter market on a net basis (i.e., without commission) through broker-dealers or banks acting for their own account rather than as brokers, or otherwise involve transactions directly with the issuers of such obligations. The Portfolio may also purchase fixed-income and other securities from underwriters, the cost of which may include undisclosed fees and concessions to the underwriters. While it is anticipated that the Portfolio will not pay significant brokerage commissions, on occasion it may be necessary or desirable to purchase or sell a security through a broker on an agency basis, in which case the Portfolio will incur a brokerage commission. Although spreads or commissions on portfolio transactions will, in the judgment of BMR, be reasonable in relation to the value of the services provided, spreads or commissions exceeding those which another firm might charge may be paid to firms who were selected to execute transactions on behalf of the Portfolio and BMR's other clients for providing brokerage and research services to BMR. The Portfolio paid no brokerage commissions during its last three fiscal years.


    The frequency of portfolio purchases and sales, known as the "turnover rate," will vary from year to year. The Portfolio's turnover rate for the fiscal years ended December 31, 1997 and 1998 were 81% and 56%, respectively.


    Securities considered as investments for the Portfolio may also be appropriate for other investment accounts managed by BMR or its affiliates. Whenever decisions are made to buy or sell securities by the Portfolio and one or more of such other accounts simultaneously, BMR will allocate the security transactions (including "hot" issues) in a manner which it believes to be equitable under the circumstances. As a result of such allocations, there may be instances where the Portfolio will not participate in a transaction that is allocated among other accounts. If an aggregated order cannot be filled completely, allocations will generally be made on a pro rata basis. An order may not be allocated on a pro rata basis where, for example: (i) consideration is given to portfolio managers who have been instrumental in developing or negotiating a particular investment; (ii) consideration is given to an account with specialized investment policies that coincide with the particulars of a specific investment; (iii) pro rata allocation would result in odd-lot or de minimis amounts being allocated to a portfolio or other client; or (iv) where BMR reasonably determines that departure from a pro rata allocation is advisable. While these aggregation and allocation policies could have a detrimental effect on the price or amount of the securities available to the Portfolio from time to time, it is the opinion of the Trustees of the Trust and the Portfolio that the benefits from the BMR organization outweigh any disadvantage that may arise from exposure to simultaneous transactions.

                                    TAXES

    The Fund is treated as a separate corporation, and intends to qualify each year as a regulated investment company ("RIC"), under the Internal Revenue Code of 1986, as amended (the "Code") to avoid federal income tax. Accordingly, the Fund intends to satisfy certain requirements relating to sources of its income and diversification of its assets and to distribute a sufficient amount of its investment company taxable income so as to effect such qualification. The Fund may also distribute part or all of its net investment income and net realized capital gains in accordance with the timing requirements imposed by the Code, so as to reduce or avoid any federal income or excise tax to the Fund.

    Because the Fund invests its assets in the Portfolio, the Portfolio normally must satisfy the applicable source of income and diversification requirements in order for the Fund to satisfy them, and the Portfolio intends to do so. For federal income tax purposes, the Portfolio intends to be treated as a partnership that is not a "publicly traded partnership" and, as a result, will not be subject to federal income tax. The Fund, as an investor in the Portfolio, will be required to take into account in determining its federal income tax liability its share of the Portfolio's income, gains, losses, deductions, and credits, without regard to whether it has received any cash distributions from the Portfolio.

    The Portfolio will allocate at least annually among its investors, including the Fund, each investor's distributive share of the Portfolio's net investment income, net realized capital gains, and any other items of income, gain, loss, deduction or credit. For purposes of applying the requirements of the Code regarding qualification as a RIC, the Fund (i) will be deemed to own its proportionate share of each of the assets of the Portfolio and (ii) will be entitled to the gross income of the Portfolio attributable to such share.

    In order to avoid federal excise tax, the Code requires the Fund to distribute by the end of each calendar year substantially all of its ordinary income and capital gain net income for such year, plus certain other amounts. Under current law, provided that the Fund qualifies as a RIC and the Portfolio is treated as a partnership for Massachusetts and federal tax purposes, neither the Fund nor the Portfolio should be liable for any income, corporate excise or franchise tax in the Commonwealth of Massachusetts.

    The federal income tax rules governing the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received by the Portfolio under such arrangements as ordinary income and to amortize such payments under certain circumstances. The Portfolio will limit its activity in this regard in order to enable the Fund to maintain its qualification as a RIC.

    Certain investments of the Portfolio may bear original issue discount or market discount for tax purposes. The Fund will be required to include in income each year a portion of such original issue discount and may elect to include in income each year a portion of such market discount. The Portfolio may have to dispose of investments that it would otherwise have continued to hold to provide cash to enable the Fund to satisfy its distribution requirements with respect to such income.

    Distributions of net capital gain are taxable to shareholders as long-term capital gain, whether paid in cash or additional shares of the Fund and regardless of the length of time Fund shares have been owned by the shareholder. Long-term capital gain is separated into different tax rate groups depending on the length of time the asset is held by the Fund prior to sale.

                                 PERFORMANCE


    From time to time, the Fund may quote current yield based on a specific one-month period. Current yield is calculated by dividing the net investment income per share earned during a recent 30-day period by the maximum offering price per share of the Fund on the last day of the period and annualizing the resulting figure. Yield will fluctuate from time to time and is not necessarily representative of future results. Advertisements and communications to present or prospective shareholders may also cite a total return for any period. Total return will be calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) on a subsequent date. The difference divided by the original net asset value is the total return. The calculation of the Fund's total return reflects the effect of compounding inasmuch as all dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. The Fund may quote total return for the period prior to commencement of operations which would reflect the total return of another investment company that invests in the Portfolio. If the fees or expenses of the Fund or the Portfolio are waived or reimbursed, the Fund's performance will be higher. Information about the performance of the Fund or other investments should not be considered a representation of future Fund performance.

    The Fund's current yield for the one-month period ended December 31, 1998 was 6.44%. Yields will fluctuate from time to time and are not necessarily representative of future results.

    The table below indicates the cumulative and average annual total return on a hypothetical investment of $1,000 in shares for the periods shown in the table. The total return for the period prior to the Fund's commencement of operations, February 24, 1995, reflects the total return of another investment company that invests in the Portfolio. This total return has not been adjusted to reflect differences in operating expenses between the Fund and such other investment company. If such adjustments were made, the performance would have been lower. Past performance is no guarantee of future results. Investment return and principal value will fluctuate and shares, when redeemed, may be worth more or less than their original cost.


                                               VALUE OF A $1,000 INVESTMENT

                                                                         VALUE OF
        INVESTMENT              INVESTMENT          AMOUNT OF           INVESTMENT                   TOTAL RETURN
          PERIOD                   DATE             INVESTMENT         ON 12/31/98          CUMULATIVE          ANNUALIZED
--------------------------------------------------------------------------------------------------------------------------

Life of the Fund                   8/4/89             $1,000            $1,895.82             89.58%              7.03%
5 Years Ended
12/31/98                         12/31/93             $1,000            $1,385.42             38.54%              6.74%
1 Year Ended
12/31/98                         12/31/97             $1,000            $1,067.57              6.76%              6.76%




                           Total Return Performance*

A $100,000 investment in EV Classic Senior Floating-Rate Fund from its predecessor fund's inception, Aug. 4, 1989, would have grown to $189,574 on December 31, 1998

                    Dec-89                 103586
                    Dec-90                 113528
                    Dec-91                 122335
                    Dec-92                 129897
                    Dec-93                 136834
                    Dec-94                 145146
                    Dec-95                 155828
                    Dec-96                 166222
                    Dec-97                 177577
                    Dec-98                 189574

--------
*Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Total return is calculated by determining the percentage change in net asset value with all distributions reinvested. The chart reflects total return of a hypothetical investment of $100,000 at 8/4/89. Results do not include the Fund's early withdrawal charge. Total return for the Fund prior to its commencement of operations reflects the total return of predecessors. Predecessor total return has not been adjusted to reflect operating expenses (such as service fees). If such adjustments were made, the performance would have been lower.

    Comparative information about the Fund's current yield, net asset value and total return, about the Prime Rate, LIBOR and other base lending rates, may also be included in advertisements and communications of the Fund. Comparisons may be made to CD rates; money market mutual funds and deposit accounts; and Treasury bills.


    From time to time, advertisements and other material furnished to present and prospective shareholders may include information on the history of the Fund's net asset value per share. From inception through December 31, 1998, the high was $10.01 (on April 3, 1995) and the low was $9.96 (on December 21,
1998). Such materials may include illustrations such as the following chart:


Principal Performance
as of December 31, 1998

                    Feb-95                  10.00
                                            10.00
                                             9.99
                                             9.99
                                             9.99
                                             9.99
                                             9.99
                                             9.99
                                             9.99
                                             9.99
                       '95                   9.99
                                             9.99
                                             9.99
                                             9.98
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                       '96                   9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                       '97                   9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.97
                                             9.98
                                             9.98
                    Dec-98                   9.96
--------

Chart shows the Fund's month-end net asset value per share for the life of the Fund since its inception (2/28/95 to 12/31/98). Past performance is no guarantee of future results.


    Advertisements and communications about the Fund may include a comparison of loan interests and other corporate debt instruments. These may describe the credit agreements used in connection with loan interests. Moreover, the markets for loan interests may be described. The comparison may also be made to relevant indices and other asset classes.

    The Fund's performance may be compared in publications to the performance of various indices and investments for which reliable data is available, and to averages, performance rankings or ratings, or other information prepared by recognized mutual fund statistical services.


    Information in advertisements and materials furnished to present and prospective investors may include profiles of different types of investors (i.e., investors with different goals and assets) and different investment strategies for meeting specific financial goals. Information in advertisements and materials furnished to present and prospective investors may also include quotations (including editorial comments) and statistics concerning investing in securities, as well as investing in particular types of securities and the performance of such securities.

    Information used in advertisements and in materials provided to present and prospective shareholders may include descriptions of Eaton Vance and other Fund and Portfolio service providers, their investment styles, other investment products, personnel and Fund distribution channels.

    BMR was one of the first investment management firms to manage a portfolio of Senior Loans. BMR has former commercial bank lending officers and investment bank corporate finance officers dedicated to this investment discipline. The services of leading law and accounting firms are used as well.

    The Fund or the principal underwriter may provide information about Eaton Vance, its affiliates and other investment advisers to the funds in the Eaton Vance Family of Funds in sales material or advertisements provided to investors or prospective investors. Such material or advertisements may also provide information on the use of investment professionals by such investors.

                             FINANCIAL STATEMENTS

    The audited financial statements of, and the independent auditors' report for, the Fund and the Portfolio appear in the Fund's most recent annual report to shareholders, which is incorporated by reference into this SAI. A copy of the Fund's annual report accompanies this SAI.


    Registrant incorporates by reference the audited financial information for the Fund and the Portfolio for the fiscal year ended December 31, 1998, as previously filed electronically with the Commission (Accession No. 0000950156-99-000207).

                                  APPENDIX A


                          RATINGS OF CORPORATE BONDS

DESCRIPTION OF CORPORATE BOND RATINGS OF S&P:

    AAA -- Bonds rated AAA have the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

    AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

    A -- Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.

    BBB -- Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

    BB -- Bonds rated BB have less near-term vulnerability to default than other speculative grade debt. However, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments.

    B -- Bonds rated B have a greater vulnerability to default but presently have the capacity to meeting interest payments and principal repayments. Adverse business, financial or economic conditions would likely impair capacity or willingness to pay interest and repay principal.

    CCC -- Bonds rated CCC have a current identifiable vulnerability to default and are dependent upon favorable business, financial and economic conditions to meet timely payments of interest and repayment of principal. In the event of adverse business, financial or economic conditions, they are not likely to have the capacity to pay interest and repay principal.

    CC -- The rating CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC rating.

    C -- The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating.

    D -- Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

    S&P's letter ratings may be modified by the addition of a plus (+) or a minus (-) sign designation, which is used to show relative standing within the major rating categories, except in the AAA (Prime Grade) category.

DESCRIPTION OF BOND RATINGS OF MOODY'S:

    Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and generally are referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

    Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what generally are known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

    A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

    Baa -- Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Ba -- Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and, therefore, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

    B -- Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

    Caa -- Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

    Ca -- Bonds which are rated Ca present obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

    C -- Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

    Moody's applies the numerical modifiers 1, 2 and 3 to show relative standing within the major rating categories, except in the Aaa category and in the categories below B. The modifier 1 indicates a ranking for the security in the higher end of a rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of a rating category.

[Logo]        Investing
EATON VANCE   for the
-----------   21st
              Century(R)





--------------------------------------------------------------------------------

EV Classic Senior
Floating-Rate Fund












Statement of Additional Information
March 17, 1999






--------------------------------------------------------------------------------
Investment Adviser of Senior Debt Portfolio
Boston Management and Research, 255 State Street, Boston, MA 02109

Administrator of EV Classic Senior Floating-Rate Fund
Eaton Vance Management, 255 State Street, Boston, MA 02109

Principal Underwriter
Eaton Vance Distributors, Inc., 255 State Street, Boston, MA 02109
(800) 225-6265

Custodian
Investors Bank & Trust Company, 200 Clarendon Street, Boston, MA 02116

Transfer Agent
First Data Investor Services Group, P.O. Box 5123, Westborough, MA 01581-5123
(800) 262-1122

Independent Accountants
Deloitte & Touche LLP, 125 Summer Street, Boston, MA 02110

                                                                         CSFRSAI

                                     PART C

                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

    (1) FINANCIAL STATEMENTS:

        INCLUDED IN PART A:

            Financial Highlights for each of the three years ended December 31, 1998, and for the period from the start of business, February 24, 1995, to December 31, 1995

        INCLUDED IN PART B:

          INCORPORATED BY REFERENCE TO THE ANNUAL REPORT DATED DECEMBER 31, 1998 (ACCESSION NO. 0000950156-99-000207), FILED ELECTRONICALLY PURSUANT TO
          SECTION 30(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940.

            Financial Statements for EV CLASSIC SENIOR FLOATING-RATE FUND:
                Statement of Assets and Liabilities as of December 31, 1998 Statement of Operations for the year ended December 31, 1998 Statements of Changes in Net Assets for each of the two years ended December 31, 1998
                Statement of Cash Flows for the year ended December 31, 1998 Financial Highlights for each of the three years ended December
                  31, 1998 and for the period from the start of business, February 24, 1995, to December 31, 1995
                Notes to Financial Statements
                Independent Auditors' Report

            Financial Statements for SENIOR DEBT PORTFOLIO:
                Portfolio of Investments as of December 31, 1998
                Statement of Assets and Liabilities as of December 31, 1998 Statement of Operations for the year ended December 31, 1998 Statements of Changes in Net Assets for each of the two years ended December 31, 1998
                Statement of Cash Flows for the year ended December 31, 1998 Supplementary Data for each of the three years ended December
                  31, 1998 and for the period from the start of business, February 22, 1995, to December 31, 1995
                Notes to Financial Statements
                Independent Auditors' Report

    (2) EXHIBITS:

          (a) Amended and Restated Agreement and Declaration of Trust dated December 7, 1994 filed as Exhibit (a) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 33-64321) and Amendment No. 5 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-07946) filed with the Commission on November 16, 1995 (Amendment No. 5) and incorporated herein by reference.

          (b) Amended and Restated By-Laws filed as Exhibit (b) to Amendment No. 5 and incorporated herein by reference.

          (c)    Not applicable

          (d)    Not applicable

          (e)    Not applicable

          (f)    Not applicable

          (g)    Not applicable

          (h)    (a) Distribution Agreement dated November 1, 1996 filed as
                     Exhibit (h)(a) to Post- Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-22163) and Amendment No. 9 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-07946) filed with the Commission on July 2, 1997 (Amendment No. 9) and incorporated herein by reference. (b) Selling Group Agreement between Eaton Vance Distributors, Inc. and Authorized Dealers filed as Exhibit (6)
                 (b) to Post-Effective Amendment No. 61 to the Registration
                     Statement of Eaton Vance Growth Trust (File Nos. 2-22019 and 811-1241) and incorporated herein by reference.

          (i) The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the Matter of Capital Exchange Fund, Inc., Release No. IC-20671 (November 1, 1994).

          (j)    (a) Custodian Agreement dated February 22, 1995 filed as
                     Exhibit (j) to Amendment No. 5 and incorporated herein by reference.
                 (b) Amendment to Custodian Agreement dated October 23, 1995 filed as Exhibit (j)(b) to the Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 33-64321) and Amendment No. 6 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-07946) filed with the Commission on April 1, 1996 (Amendment No. 6) and incorporated herein by reference.
                 (c) Amendment to Master Custodian Agreement with Investors Bank
                     & Trust Company dated December 21, 1998 filed As Exhibit
                     (g)(3) to the Registration Statement of Eaton Vance Municipals Trust (File Nos. 33-572, 811-4409) (Accession No. 0000950156-99-000050) and incorporated herein by reference.

          (k)    (a) Administration Agreement dated February 22, 1995 filed as Exhibit (k)(a) to Amendment No. 3 and incorporated herein by reference.
                 (b) Distribution Plan adopted December 21, 1998 filed as
                     Exhibit (k)(b) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-72709) and Amendment No. 12 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-07946) filed with the Commission on February 22, 1999 (Amendment No. 12) and incorporated herein by reference.

                 (c) Transfer Agency Agreement as of January 1, 1998 filed as
                     Exhibit (k)(b) to the Registration Statement on Form N-2 of Eaton Vance Advisers Senior Floating-Rate Fund (File Nos. 333-46853, 811-08671) (Accession No. 0000950156-98-000172)
                     and incorporated herein by reference.

          (l) Opinion and Consent of Counsel dated February 22, 1999 filed as Exhibit (l) to Amendment No. 12 and incorporated herein by reference.

          (m)    Not applicable

          (n)    Consent of Independent Auditors filed herewith.

          (o)    Not applicable

          (p) Letter Agreement with Eaton Vance Management dated December 7, 1994 filed as Exhibit (p) to Amendment No. 5 and incorporated herein by reference.

          (q)    Not applicable

          (r)    (a) Financial Data Schedule for the fiscal year ended
                     December 31, 1998 for EV Classic Senior Floating-Rate Fund filed herewith.

                 (b) Financial Data Schedule for the fiscal year ended December
                     31, 1998 for Senior Debt Portfolio filed herewith.

          (s)    (a) Power of Attorney for EV Classic Senior Floating-Rate
                     Fund dated February 14, 1997 filed as Exhibit (r) to Amendment No. 9 and incorporated herein by reference.

                 (b) Power of Attorney for EV Classic Senior Floating-Rate Fund
                     dated November 16, 1998 filed as Exhibit (s)(b) to Amendment No. 12 and incorporated herein by reference.

          (t)    (a) Power of Attorney for Senior Debt Portfolio dated
                     February 14, 1997 filed as Exhibit (s) to Amendment No. 9 and incorporated herein by reference.

                 (b) Power of Attorney for Senior Debt Portfolio dated December
                     21, 1998 filed as Exhibit (t)(b) to Amendment No. 12 and incorporated herein by reference.

ITEM 25.  MARKETING ARRANGEMENTS
    Not Applicable.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
    The following table sets forth the approximate expenses incurred in connection with the offerings of Registrant:

        Registration fees ...................................   $2,140,157
        National Association of Securities Dealers, Inc. Fees   $  183,000
        Printing (other than stock certificates) ............   $   95,000
        Engraving and printing stock certificates ...........   $        0
        Fees and expenses of qualification under state
           securities laws (excluding fees of counsel) ......   $   77,200
        Accounting fees and expenses ........................   $    5,000
        Legal fees and expenses .............................   $   50,000
                                                                ----------
                Total .......................................   $2,550,357(1)
                                                                ==========

(1) These amounts include expenses for the shares registered pursuant to the Registration Statements declared effective on February 21, 1995 (File No. 33-67118); May 5, 1995 (File No. 33-59143); December 15, 1995 (File No.
    33-64321); February 21, 1997 (File No. 333-22163); March 10, 1997 (File No.
    333-23031); April 1, 1998 (File No. 333-48873); November 2, 1998 (File No.
    333-65863); and of the Registration Statement which becomes effective on March 17, 1999 (File No. 333-72709).

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
    None.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

                          (1)                                     (2)
                     TITLE OF CLASS                    NUMBER OF RECORD HOLDERS
             Shares of beneficial interest                      87,562
                                                                as of
                                                          February 26, 1999

ITEM 29.  INDEMNIFICATION
    Article IV of the Registrant's Amended and Restated Agreement and Declaration of Trust dated December 7, 1994 permits Trustee and officer indemnification by By-Law, contract and vote. Article XI of the By-Laws contains indemnification provisions. Registrant's Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their capacities as such.

    The distribution agreement of the Registrant also provides for reciprocal indemnity of the principal underwriter, on the one hand, and the Trustees and officers, on the other.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER
    Reference is made to: (i) the information set forth under the captions "Management of the Fund and the Portfolio" in the Prospectus and "Investment Advisory and Other Services" in the Statement of Additional Information; (ii) the Eaton Vance Corp. 10-K filed under the Securities Exchange Act of 1934 (File No. 1-8100); and (iii) the Forms ADV of Eaton Vance Management (File No. 801-15930) and Boston Management and Research (File No. 801-43127) filed with the Commission, all of which are incorporated herein by reference.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS
    All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, Investors Bank & Trust Company, 200 Clarendon Street, Boston, MA 02116, and its transfer agent, First Data Investor Services Group, 4400 Computer Drive, Westborough, MA 01581-5120, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, 24 Federal Street, Boston, MA 02110. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management and Boston Management and Research.

ITEM 32.  MANAGEMENT SERVICES
    None.

ITEM 33.  UNDERTAKINGS
    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

            (iii) To include any material information with respect to the service plan or the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the continuous offering of the shares; and

        (4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on the 15th day of March, 1999.

                                        EV CLASSIC SENIOR FLOATING-RATE FUND

                                        By /s/ JAMES B. HAWKES
                                        ----------------------------------------
                                               JAMES B. HAWKES, President

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                               TITLE                              DATE
               ---------                                               -----                              ----
                                                            Trustee, President and
/s/ JAMES B. HAWKES                                           Principal Executive Officer            March 15, 1999
--------------------------------------
    JAMES B. HAWKES
                                                            Treasurer and Principal
                                                              Financial and Accounting
/s/ JAMES L. O'CONNOR                                         Officer                                March 15, 1999
--------------------------------------
    JAMES L. O'CONNOR

    JESSICA M. BIBLIOWICZ*                                  Trustee                                  March 15, 1999
--------------------------------------
    JESSICA M. BIBLIOWICZ*

    DONALD R. DWIGHT*                                       Trustee                                  March 15, 1999
--------------------------------------
    DONALD R. DWIGHT

    SAMUEL L. HAYES, III*                                   Trustee                                  March 15, 1999
--------------------------------------
    SAMUEL L. HAYES, III

    NORTON H. REAMER*                                       Trustee                                  March 15, 1999
--------------------------------------
    NORTON H. REAMER

    LYNN A. STOUT*                                          Trustee                                  March 15, 1999
--------------------------------------
    LYNN A. STOUT

    JOHN L. THORNDIKE*                                      Trustee                                  March 15, 1999
--------------------------------------
    JOHN L. THORNDIKE

    JACK L. TREYNOR*                                        Trustee                                  March 15, 1999
--------------------------------------
    JACK L. TREYNOR

*By: /s/ ALAN R. DYNNER
--------------------------------------
        ALAN R. DYNNER
        Attorney-in-fact

                                  SIGNATURES

    Senior Debt Portfolio has duly caused this Amendment to the Registration Statement on Form N-2 of EV Classic Senior Floating-Rate Fund (File No. 333-72709) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on the 15th day of March, 1999.

                                        SENIOR DEBT PORTFOLIO

                                        By /s/ JAMES B. HAWKES
                                        ---------------------------------------
                                               JAMES B. HAWKES, President

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities on the dates indicated.

                  SIGNATURE                                           TITLE                              DATE
                  ---------                                           -----                              ----
                                                            President,  Principal
                                                              Executive Officer and
/s/ JAMES B. HAWKES                                           Trustee                                March 15, 1999
--------------------------------------
    JAMES B. HAWKES

                                                            Treasurer and Principal
                                                              Financial and Accounting
/s/ JAMES L. O'CONNOR                                         Officer                                March 15, 1999
--------------------------------------
    JAMES L. O'CONNOR

    JESSICA M. BIBLIOWICZ*                                  Trustee                                  March 15, 1999
--------------------------------------
    JESSICA M. BIBLIOWICZ*

    DONALD R. DWIGHT*                                       Trustee                                  March 15, 1999
--------------------------------------
    DONALD R. DWIGHT

    SAMUEL L. HAYES, III*                                   Trustee                                  March 15, 1999
--------------------------------------
    SAMUEL L. HAYES, III

    NORTON H. REAMER*                                       Trustee                                  March 15, 1999
--------------------------------------
    NORTON H. REAMER

    LYNN A. STOUT*                                          Trustee                                  March 15, 1999
--------------------------------------
    LYNN A. STOUT

    JOHN L. THORNDIKE*                                      Trustee                                  March 15, 1999
--------------------------------------
    JOHN L. THORNDIKE

    JACK L. TREYNOR*                                        Trustee                                  March 15, 1999
--------------------------------------
    JACK L. TREYNOR

*By: /s/ ALAN R. DYNNER
--------------------------------------
         ALAN R. DYNNER
         As attorney-in-fact

                                               EXHIBIT INDEX

EXHIBITS      DESCRIPTION                                                                             PAGE
--------      -----------                                                                             ----
 (n)          Consent of Independent Auditors
 (r)(a)       Financial Data Schedule for the fiscal year ended December 31, 1998 for EV
              Classic Senior Floating-Rate Fund
 (r)(b)       Financial Data Schedule for the fiscal year ended December 31, 1998 for Senior
              Debt Portfolio